# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

01051174

REGISTRANT'S NAME Billerud AB

*CURRENT ADDRESS Box 703, SE-169
27 Solna
Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 5240 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | |
|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | |

OICF/BY: Amy O'Brien
*DATE* : 1/10/02

# *Listing of shares in Billerud AB (publ)*



82-5240

AR/S 12-31-01

The Annual General Meeting of AssiDomän AB on 22 May 2001 decided to distribute all the shares in Billerud AB held by AssiDomän AB to its shareholders. Billerud was created through a merger of Stora Enso's paper and pulp mill Gruvön and AssiDomän's paper and pulp mills Karlsborg and Skärblacka. Initially, Stora Enso and AssiDomän held 50 per cent each of the shares in Billerud AB. Since Stora Enso has exercised its right to divest 20 per cent of the shares in Billerud AB to AssiDomän AB, AssiDomän AB will hold 70 per cent of the shares in Billerud AB, all of which will be distributed. The distribution will be implemented in accordance with so-called Lex ASEA rules and, according to an advance decision of the National Tax Board, therefore will not result in any taxation for AssiDomän AB or its shareholders in Sweden.

The listing of shares in Billerud AB on the O-list of Stockholmsbörsen is expected as of 20 November 2001. The record date for the shareholders in AssiDomän AB for entitlement to a distribution of shares in Billerud AB is 16 November 2001.

With respect to Billerud's present financial development and conditions, and its financial objectives, the dividend for fiscal year 2001 should, in the opinion of the Board of Directors of Billerud AB, amount to SEK 3.50 per share, or in total approximately SEK 220 million, see also section *Financial objectives and dividend policy* on page 42. Furthermore, the Board of Directors of Billerud AB intend to propose that the Annual General Meeting in 2002 authorise the Board of Directors to decide on repurchase of shares in Billerud AB.

As a service to the shareholder that owns a small number of shares in Billerud, the Board of Directors of Billerud AB consider offering the shareholders the opportunity to sell a small number of shares free of commission at a suitable time during the first half of 2002. Such a procedure would also enable Billerud to obtain a shareholder structure that is more suitable to a company the size of Billerud.

*The Board of Directors of Billerud AB, which is responsible for the contents of the listing particulars, hereby confirms that to the best of its knowledge the information in these listing particulars accurately reflects actual conditions and that nothing of material importance has been omitted that could influence the perception of Billerud created by the listing particulars.*

Stockholm, 31 October 2001

Billerud AB (publ)
*Board of Directors*

# Billerud in summary

Net turnover by product area
January–September 2001


Kraft paper, 51%
Containerboard, 28%
Market pulp, 21%

Operating profit by product area
January–September 2001


Kraft paper, 54%
Containerboard, 27%
Market pulp, 19%

Billerud is a leading producer of packaging paper, with strong market positions in a number of its product segments. Billerud's product portfolio is divided into three product areas: *Kraft paper, Containerboard* and *Market pulp*. Its combined production capacity amounts to approximately 1.3 million tonnes annually.

Billerud divides *Kraft paper* into *Technical kraft paper* and *Sack paper*. Technical kraft paper is used in the production of practically all paper-based packages with high requirements on strength, printability and purity. End-users include a number of major industries, such as food and pharmaceuticals. Sack paper distinguishes itself by its strength, but differentiates itself from other kraft papers by meeting the high requirements on stretchability and porosity. Billerud manufactures white and brown sack paper used in sacks for pet foods and building material, for example.

Containerboard is the collective name for the surface layer, *liner*, and the middle layer, *fluting*, used in the manufacture of corrugated board. Billerud produces different products within both liner and fluting.

Billerud is producing pulp required in its paper manufacturing operations. Pulp which is not used in its own production is sold as market pulp. Since Billerud does not own any forests, Billerud purchases timber externally.

During the first nine months of the year the net turnover of the Group amounted to SEK 5,175 million operating profit amounted to SEK 1,034 million, corresponding to an operating margin of 20 per cent and a return on capital employed of 30 per cent on a moving twelve-month basis. During the period, the average number of employees was 2,357.

The Group comprises three production facilities – the paper mills Gruvön, Karlsborg and Skärblacka – and eight sales companies and representative offices in Europe. Billerud's head office is located in Solna.

**Business concept and strategy**

*Business concept*

Billerud will provide its customers with innovative packaging paper of high quality. The operation shall provide a favourable and stable profitability, based on cost-effective and environmentally appropriate processes.

*Strategy*

Within the Kraft paper and Containerboard product segments, Billerud has an extensive product portfolio. Technical kraft paper is the sub-segment that is assessed to be the most attractive for growth. Billerud's strong market position within this sub-segment will supply good prerequisites for a favourable profitability. Henceforth, Billerud therefore intends to prioritise this segment. Certain other sub-segments, where Billerud has strong niche positions, such as fluting based on virgin fibres, white liner and white sack paper will also be prioritised.

A continuous focus on increasing productivity is an important part of Billerud's strategy. Billerud already has a competitive cost position, but is currently focusing on realising the capacity increases that are enabled through the merger of the three mills and the investments of recent years.

Product development has always played a key role in Billerud's operations, and Billerud intends to continue to develop the special competence needed to meet the requirements of the packaging industry. Billerud's aim is to be an innovative producer of packaging paper of high quality and functionality.

Billerud will primarily grow organically, in part by focusing on product segments with good growth and high value-added and in part through capacity increases at existing facilities. However, Billerud also expects to find opportunities to grow through acquisitions. Parts of the packaging paper industry still have a relatively low level of consolidation, which could open attractive opportunities for Billerud.





## Competitive strengths

Billerud's competitive strengths include highly cost-effective production, and the economies of scale that come from being a leading supplier in certain selected product segments. Moreover, Billerud sees competitive advantages in its integrated pulp and paper production, which in addition to ensuring a stable pulp supply for its own paper production also provides cost advantages relative to its competitors who buy pulp externally for their paper production. For a long period of time, significant resources have been devoted to product development at the three mills, and in Billerud's estimation it has a competent and experienced product development organisation.

## Production and sales

The production facilities – the Gruvön mill in Värmland, Karlsborg mill in Norrbotten and Skärblacka mill in Östergötland – maintain a high technical standard. Sales are made in large part through Billerud's own sales organisation and to a lesser degree through local agents. Customers are manufacturers of paper-based packaging, and 87 per cent of Billerud production is sold in Europe. Billerud's market pulp is primarily used for production of fine paper and tissue.

## Financial objectives and dividend policy

Due to the cyclical nature of its business, Billerud has formulated its financial objectives as averages over a business cycle. The objective is that the return on capital employed during this period shall average at least 15 per cent and that the debt/equity ratio should range between a multiple of 0.6 and 0.9 over a business cycle. The dividend shall average approximately 50 per cent of net profit.

Net turnover/Operating margin 1996–September 30, 2001


SEK million
%
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
25
20
15
10
5
0
1996
1997
1998
1999
2000
9 months 2000
9 months 2001
Net turnover
Operating margin

Production capacity 2001

| Tonnes | Gruvön | Karlsborg | Skärblacka | Total |
|---|---|---|---|---|
| Kraft paper | 175,000 | 110,000 | 205,000 | 490,000 |
| Containerboard | 370,000 | — | 90,000 | 460,000 |
| Market pulp | 85,000 | 165,000 | 80,000 | 330,000 |
| **Total** | **630,000** | **275,000** | **375,000** | **1,280,000** |

Profit, financial position and key figures, pro forma[1]

| Amounts in SEK million | 1996 | 1997 | 1998 | 1999 | 2000 | Jan–Sep 2000 | Actual Jan–Sep 2001 |
|---|---|---|---|---|---|---|---|
| Net turnover | 5,210 | 5,363 | 5,462 | 5,387 | 6,666 | 4,895 | 5,175 |
| Operating profit | 131 | 386 | 317 | 309 | 1,384 | 998 | 1,034 |
| Net profit | — | — | — | — | 903 | — | 680 |
| Operating margin, % | 3 | 7 | 6 | 6 | 21 | 20 | 20 |
| Return on capital employed, %[2] | 5 | 12 | 9 | 7 | 30 | 28 | 30 |
| Average number of employees | 2,778 | 2,593 | 2,563 | 2,497 | 2,442 | 2,486 | 2,357 |

1 The pro forma accounts have been prepared in accordance with the prerequisites stated on page 28 and by applying the accounting principles described on page 40.
2 1996 calculated on capital employed carried forward as of 31 December 1996. January-September 2001 based on moving twelve-month values. January through September 2000, includes net profit for the period proportionally adjusted upwards to a full-year value.

The following summary of certain tax consequences of the distribution, holding and forthcoming listing of shares in Billerud AB on the O-list of Stockholmsbörsen is based on current legislation and practices and applies to individuals and legal entities domiciled in Sweden for tax purposes, unless indicated otherwise.

The summary is intended only as general information and does not apply to securities held as current assets by a business or by partnerships.

As the tax treatment of each individual shareholder depends partly on his/her specific situation, special consequences not described below may arise for certain categories of shareholders. Each shareholder should therefore consult his/her tax advisor regarding the tax consequences that may arise.

#### Distribution of shares in Billerud AB

The distribution of shares in Billerud AB is tax exempt according to an advance ruling of the Council for Advance Tax Rulings announced on 4 April 2001. The tax exemption stems from the fact that the distribution is covered by the provisions of Chapter 42 § 16 of the Income Tax Act, the so-called Lex ASEA rules.

#### Sale of shares in Billerud AB

Shareholders in AssiDomän who sell the shares or fractional shares they receive in Billerud AB will be subject to capital gains taxation. Capital gains or losses on the sale of shares or fractional shares in Billerud AB are computed as the difference between the sales price, less selling expenses, and acquisition value.

The acquisition value of the shares in Billerud AB is calculated by allocating the average acquisition value that the shares in AssiDomän AB had before the distribution between the shares in AssiDomän AB and Billerud AB. The allocation is calculated based on the change in the market value of the shares in AssiDomän AB resulting from the distribution of shares in Billerud AB.

As an alternative, the so-called standard method (20 per cent of the sales price less selling expenses) may be used to calculate the acquisition value of the shares and fractional shares in Billerud AB, provided that the shares are listed on the date of sale.

AssiDomän will request the recommendation of the National Tax Board for allocating the average acquisition value. The specifics of the Tax Board's recommendations will be announced in, among other ways, an ad in the daily press.

#### Tax rates, etc.

##### Individuals and estates

*Capital gains and capital loss taxation*

Capital gains are taxed as capital at a state income tax rate of 30 per cent. Any capital losses that arise are fully deductible against capital gains during the same year on listed shares and other securities taxed as shares as well as against capital gains on unlisted shares. Any remaining loss is deductible at 70 per cent against other income from capital.

If a deficit arises in income from capital, a reduction is permitted in the tax on wages and business income as well as property tax. The tax reduction is 30 per cent on deficits that do not exceed SEK 100,000 and 21 per cent on any remaining deficit. Deficits may not be carried forward to future tax years.

BILLERUD



# Listing particulars

*Billerud AB (publ)*



Carnegie ENSKILDA SECURITIES



# Contents



**Financial information**

| | |
|---|---|
| Year-end report for the financial year 2001 | 7 February, 2002 |
| Interim report, 1 January–31 March 2002 | 22 April, 2002 |

**Definitions**

| | |
|---|---|
| Billerud AB, the Company | The parent company Billerud AB (publ) |
| Billerud, the Group | Billerud AB (publ) with subsidiaries |
| AssiDomän AB | AssiDomän AB (publ) |
| AssiDomän | AssiDomän AB (publ) with subsidiaries |
| Stora Enso | Stora Enso Oyj with subsidiaries |
| Stora Kopparberg | Stora Kopparbergs Bergslags AB, a subsidiary of Stora Enso Oyj |

**Other**

| | |
|---|---|
| ISIN code | SE0000862997 |
| Symbol on Stockholmsbörsen | BILL |

These listing particulars are a translation of the original, published in Swedish. In cases of any discrepancies between the Swedish and English versions, or in any other context, the Swedish original shall have precedence.

These listing particulars have been prepared in connection with the forthcoming listing of the shares in Billerud AB on the O-list of Stockholmsbörsen. The publication of the listing particulars does not constitute an offer to purchase or sell shares in Billerud AB.

The shares in Billerud AB are not under consideration for listing or an application for listing in any country other than Sweden. These listing particulars may not be distributed in any other country where its distribution is conditional on further registration measures or other measures than those required by Swedish law or contravenes applicable laws in such countries. These listing particulars are governed by Swedish law. Disputes arising from the contents of these listing particulars shall be resolved in accordance with Swedish law and exclusively by Swedish courts.

*Dividend*

Dividends on shares are normally taxed as capital at a state income tax rate of 30 per cent.

*Wealth taxation*

Billerud AB has been approved for listing on the O-list of Stockholmsbörsen, provided that the conditions for widely dispersed holdings are met. Shares listed on the O-list are not subject to wealth taxation.

Shares in AssiDomän AB, which are registered on Stockholmsbörsen and listed on the A-list, on the other hand are considered taxable assets and must be reported at 80 per cent of their market value at year-end.

### Legal entities

Limited companies and other legal entities, with the exception of estates of deceased persons, are taxed on all income, including dividends on capital investments and capital gains, under the heading income from business at a rate of 28 per cent. Capital losses on the sale of shares and other securities taxed as shares that are held as capital investments may only be offset against capital gains on shares and other securities taxed as shares. Capital losses that are not utilised in a specific year may be offset against capital gains on securities taxed as shares in subsequent tax years without time constraints.

Special tax rules apply to certain specific types of companies, such as investment holding companies, investment trusts and partnerships.

## Taxation of foreign shareholders

Shareholders domiciled abroad for tax purposes are charged a Swedish withholding tax of 30 per cent on dividends. This tax rate is generally reduced through agreements with other countries to avoid double taxation. In Sweden, VPC or – in the case of nominee-registered shares – the nominee normally deducts withholding tax.

Withholding tax is not withheld on dividends covered by the Lex ASEA rules.

Shareholders domiciled abroad for tax purposes normally are not liable for capital gains tax in Sweden on the sale of shares. However, individuals who have been domiciled in Sweden at any time during the ten calendar years immediately preceding the sale are liable for taxation on capital gains on the sale of Swedish shares. This liability may be restricted as a result of a double taxation agreement with the country in which the shareholder is domiciled.



# *President's comments*

Nearly a year has passed since Billerud was established through the merger of the three paper mills, Gruvön, Karlsborg and Skärblacka. It has been an intensive year in which many of us have worked hard on the integration process and proven our commitment to the goal of establishing Billerud as an independent, listed company. An important part of the integration work is creating a strong, shared corporate culture. I want our customers and others who come into contact with Billerud to recognise us for our openness, reliability and innovation.

## Strong market positions

As a result of the merger, a new, competitive and in many respects leading company in packaging paper, with a focus on kraft paper and containerboard, has been established. Creating a company with this position was one of the most important factors behind Billerud's establishment. Today we command a highly competitive position, with large market shares in most of the product segments in which we compete. Billerud is the European leader in several segments on the kraft paper market.

## Strategy for market leadership

In parallel with the integration work, we have laid down a clearly defined strategy for consolidating and developing our position in the market for packaging paper. The starting point for the strategy is the financial objectives set by Billerud's Board of Directors. Over a business cycle, the return on capital employed shall average at least 15 per cent, the debt/equity multiple should range between 0.6 and 0.9 and the dividend shall average 50 per cent of net profit. In addition, it has been determined that the investment level will be in line with depreciation. Within these amounts, both maintenance and environmental investments are included, as well as quality and capacity enhancing projects.

Billerud shall primarily grow organically. On the one hand by focusing on segments with favourable growth and value added products, on the other hand through increased capacity in existing production facilities. We assess, however, that there will also be opportunities to grow through acquisitions. Parts of the packaging paper industry still have a relatively low level of consolidation, which could open attractive opportunities for a strong player such as Billerud.

Focusing on selected market segments where Billerud can further strengthen its market position is a cornerstone of our strategy. Since the major forest products companies are concentrating their operations on fewer, large product segments, there is room for niche players like Billerud to establish strong market positions in smaller, yet attractive product areas.

Our product strategy is based on an analysis of the attractiveness of the different market segments and Billerud's position in each of them. Further, this strategy results in a division of our product portfolio into three groups. We have a market leading position in Europe within technical kraft paper and we will focus our efforts on growth and increased market shares within this segment. High profitability will be achieved through leading customer applications and an effective cost position.

Selective investments will be made in white liner, white sack paper and virgin-fibre fluting. We have strong niche positions within these segments, which together with low production costs will generate a profitability that is above the average in the business.

For other products, i.e. brown sack paper, white top liner and recycled-fibre fluting, the focus is on maximising cash flow from existing production assets. This means that selective investments will be made to maintain current production levels.

An efficient pulp production, both regarding cost and quality is a prerequisite for the profitability in Billerud's paper production. Efficient marketing of the pulp, which is not used for Billerud's own paper products is important to our profitability.

Product development is an important part of our strategy. By developing new products and applications in packaging paper in close co-operation with customers, Billerud should grow faster than the market as a whole. Since Billerud is not integrated forward and therefore does not compete with its customers, we can develop productive routines together with them. We are free to use our know-how in technology and applications to provide customers with new product and service offerings. As a result, our strong research and development organisation will be an increasingly important competitive strength.

Today 87 per cent of Billerud's volume is sold in Europe. In the future we plan to devote more focus on cultivating markets outside Europe, to create further opportunities for growth.

### Cost-effective production

In recent years several significant investments have been made at all three mills, and the facilities are in good condition. We are in a very good cost position and are highly competitive in our priority product segments. One reason for our competitive strength is that our paper production is integrated with our pulp production, which provides us with a stable flow of high-grade long-fibre pulp.

There are major similarities between the mills' product portfolios, which facilitate product specialisation between them. We are working actively in this area, which is intended to lead to more efficient utilisation of equipment and higher production volumes. The merger of the three mills, including increased capacity from implemented investments, is calculated to have an annual effect of SEK 200 million on the result. This annual effect will be achieved by the end of 2003, provided normal capacity utilisation.

### Outlook

Thus far this year market conditions have been mixed. The market for our paper products was strong at the start of the year, but has gradually weakened since. At the same time the price of market pulp has fallen substantially, although a stabilisation has taken place this autumn. Despite the less favourable market conditions, our profitability has remained strong owing to the further depreciation of the Swedish krona. During the first nine months of 2001, operating profit amounted to SEK 1,034 million, corresponding to an operating margin of 20 per cent. On a moving twelve-month basis this corresponds to a return on capital employed of 30 per cent, in comparison to our objective of at least 15 per cent over a business cycle.

After the end of September 2001, the market continued to weaken, resulting in price reductions for some of Billerud's paper products. Earnings for the fourth quarter 2001 are expected to be slightly lower than the earnings in the third quarter.

Altogether, Billerud's market position and competitive advantages, in combination with our strategy, create in my estimation the opportunities needed to be able to reach our profitability objective. This in turn provides the potential for appreciation in value for Billerud's shareholders. Our objective over a business cycle is that 50 per cent of Billerud's net profit shall be distributed to shareholders. The Board of Directors' assessment is that SEK 3.50 per share should be distributed to the shareholders for the financial year 2001.

### Listing

By taking the step of listing on Stockholmsbörsen, Billerud is not only stressing that it is an independent company with a strong position in its markets. It also means that Billerud, after 17 years, once again is the name of a publicly listed forest products company.

Billerud is a well-known, respected name in the industry and has always been recognised for new ways of thinking and innovative product and process solutions. We are very proud of the tradition associated with the Billerud name and which in many respects can serve as a guiding light in our work.

This makes it especially gratifying to be able to further develop under the Billerud name the specialised competence needed to succeed in our product areas. I confidently look forward to implementing Billerud's strategy and entering the stock market.

Solna, 31 October 2001

Bert Östlund

*President and Chief Executive Officer*

**Business concept**

Billerud will provide its customers with innovative packaging paper of high quality. The operation shall provide a favourable and stable profitability, based on cost-effective and environmentally appropriate processes.

**Strategy**

Billerud's overall objective is high profitability and good appreciation in value for its shareholders. With its financial objectives as a starting point, Billerud has formulated a strategy based primarily on the following cornerstones:

- **Focusing on attractive niche segments.** An important part of Billerud's strategy is to focus on certain market segments, where Billerud can further enhance its market position. At the same time that global pulp and paper manufacturers are becoming larger, they are focusing to an increasing extent on fewer product segments. This opens opportunities for niche players such as Billerud, to establish strong market positions in smaller, yet attractive product segments with good potential for high growth and profitability.

  Based on an analysis of the attractiveness of various market segments and its position within each segment, Billerud has formulated different strategies for its various product segments.

  Billerud has a market leading position in Europe in uncoated technical kraft paper and market forcasts are good. Billerud therefore intends to invest in growth, product development and increased market shares within this segment. Billerud's strong market position within this segment creates economies of scale and thereby good conditions for good profitability.

  Selective investments in growth will be made in white liner, white sack paper and virgin-fibre fluting. Billerud has strong niche positions within these segments, which together with cost effective production shall generate good profitability.

  The other products, i.e. brown sack paper, white top liner and recycled-fibre fluting have a focus on maximising cash flow from existing production assets. This means that selective investments will be made in order to maintain current production levels.

  Efficient pulp production in terms of both cost and quality is critical to the profitability of Billerud's paper production. Effective marketing of the pulp not used for Billerud's own paper products is also important to the Group's profitability.
- **Increased productivity.** Billerud currently has a very competitive cost position in the production of pulp and paper. The Company's appraisal is, however, that there is further efficiency potential in its production, since the paper grades and products manufactured at the three mills have considerable similarities. By further specialising production lines between the mills, Billerud will improve production efficiency and thereby raise its equipment utilisation. In addition to these specialised measures, Billerud is continuously working to improve productivity at all levels of production.
- **Customer-driven product development.** Billerud's customers have high demands on quality and product features. By developing forms of co-operation regarding technology and application development with the customer, Billerud will supply the product and service offerings that meet the increasing high demands from the packing industry. In recent years, the mills have built strong product development departments and Billerud assesses that the Group therefore has the necessary competence and experience.
- **Grow organically and through acquisitions.** Billerud intends mainly to grow organically by focusing on product segments where high growth is expected and by raising capacity at its three production facilities. In certain segments of the packaging paper industry, consolidation has not yet reached as far as other parts of the paper industry. Consequently, it is possible in the future that Billerud may acquire businesses that it considers will strengthen its position in the market. On the other hand, Billerud does not intend to integrate forward in the value-added chain through acquisitions of packaging manufacturers. The paper producers that also have packaging production compete in part with its customers. Billerud considers its independent position to be a competitive advantage in the market for packaging paper.





## Competitive advantages

In its estimation, Billerud has a highly cost-effective production system compared with most of its competitors. An analysis by Jaakko Pöyry, a well-respected consulting firm in the forest industry, supports this assessment. Billerud's cost-effective production is primarily attributable to:

- **Economies of scale.** Billerud is a leading supplier in a number of its product segments, such as white sack paper, technical kraft paper and semi-chemical fluting. As a result, Billerud is able to achieve larger economies of scale than its competitors in these product segments.
- **Fully invested mills.** Billerud's production facilities maintain a high technical standard. During the period 1996 through 2000 approximately SEK 4 billion was invested in measures in order to enhance productivity and capacity as well as improve the environment.
- **Integrated pulp and paper production.** All three of Billerud's mills are self-sufficient in pulp for paper production. In addition to ensuring a stable pulp supply, Billerud considers this a cost advantage relative to competitors who buy pulp externally for their paper production. Furthermore, integration leads to better paper grades, since the fibre does not have to be dried – and thereby lose its strength – before being transported to the paper machines.

## Co-ordination gains

The combination of three mills with similar product ranges provides excellent opportunities for efficiency improvements and co-ordination. In addition, there is the impact of investments in recent years, which have not yet been fully utilised. The co-ordination of the three mills, including higher capacity from completed investments, is expected to result in a yearly effect on the result of SEK 200 million. This annual effect will be achieved by the end of 2003, provided normal utilisation of capacity.

Net turnover by geographic market 2000


Sweden, 16%
Other EU countries, 64%
Rest of Europe, 7%
Rest of world, 13%

## Sales

Billerud markets and sells kraft paper, containerboard and market pulp. Its customers are converters, i.e. manufacturers of paper packaging, sacks and paper primarily in Europe. Sales are mostly made through Billerud's own sales organisation and to a lesser degree through local agents. The five largest customers account for 21 per cent of Billerud's total sales during 2000. Billerud's European sales organisation is illustrated below. Subsidiaries are located in Germany, the Netherlands, the UK, France, Spain and Italy. Outside Europe, Billerud is represented through sales offices and agents.

| Sales, thousand tonnes delivered | 1998 | 1999 | 2000 |
|---|---|---|---|
| *Kraft paper* | | | |
| Technical kraft paper | 186 | 199 | 219 |
| Sack paper | 232 | 251 | 281 |
| *Containerboard* | | | |
| Fluting | 300 | 320 | 323 |
| Liner | 98 | 112 | 111 |
| *Market pulp* | 334 | 311 | 281 |
| Total | 1,150 | 1,193 | 1,215 |

Billerud's sales organisation in Europe



### Production facilities

Billerud has an annual production capacity of nearly 1.3 million tonnes paper and pulp. Of the pulp produced at the three mills, Gruvön, Karlsborg and Skärblacka, approximately three fourths are used in the Company's own paper manufacture, while the rest is sold on the global market for market pulp.

The facilities maintain a high technical standard and during the period 1996 through 2000 approximately SEK 4 billion was invested in, among other things, a new soda recovery boiler and evaporation plant at Gruvön, and a new wood room, chip facility and an aerated active sludge plant to treat waste water at Skärblacka. Furthermore, upgrades have been made to the soda recovery boilers and paper machines at Skärblacka and Karlsborg.

Billerud's objective is that the investments should be in line with depreciation. Maintenance and environmental investments as well as investments related to quality upgrades and increased capacity utilisation of existing machines are part of this figure. The Board of Directors will shortly decide upon the first of the upgrades, a re-building of paper machine 4 at Gruvön. The up-grade, which is a result of the established product strategy, enables a redistribution of the production towards prioritised paper grades. See also the section *Production facilities* on page 26.

### Purchasing

*Raw material and energy*

In 2000, approximately 1.2 TWh of energy was purchased at a cost of about SEK 450 million. Chemical costs totalled approximately SEK 380 million during the same period.

Billerud's purchasing organisation consists of a purchasing department at each mill and a central purchasing manager. A total of around 15 employees work in the mills' purchasing departments. The purchasing operations are co-ordinated centrally to take advantage of and develop the cost synergies achieved through a shared procurement process.

*Wood supply*

Billerud's wood requirements at full capacity utilisation are currently total 4.9 million cubic metres, the large part of which, 3.7 million cubic metres, consists of softwood fibre.

Billerud buys wood externally, since it does not own any forests. Billerud's wood supply is contracted through 2003 through agreements with AssiDomän and Stora Enso. The agreements are assessed to have been entered into on market terms and Billerud expects that the co-operation will continue after 2003.

The main focus of Billerud's long-term wood supply is to continue to meet requirements from its three local wood markets. The mills that are now part of Billerud have been in operation for many years and the fact that they have been combined within the same company does not necessarily create any additional demand for wood.

The wood supply is good in Sweden at present, since the regeneration of wood is expected to exceed felling for the foreseeable future.

Imported wood, mostly broad-leaf wood and primarly from the Baltic States and Russia, represent approximately 25 per cent of Billerud's total requirements and is therefore an important part of Billerud's total wood supply. See also the section *Other information* on page 51.

### Logistics

The three Billerud mills currently use different transport solutions to deliver finished products from mill to customer. Skärblacka mainly utilises AssiDomän's rail system, Rail 99; Karlsborg uses both Rail 99 and "Link boats" (AssiDomän's sea-borne transport system); and Gruvön uses, among other things, Stora Enso's BasePort system, a combination of rail and sea, to reach terminals in Europe. The logistics agreements are assessed to have been entered into on market terms and are valid through 2002.

A review is currently being made of Billerud's long-term needs for delivery systems and transport solutions when the agreement expires. Customer demands for speed, flexibility and delivery precision must be balanced against cost effectiveness and environmental impact when creating a new transport system. One of the current systems may be selected, or the Company may decide on a combination of more than one. The possibility of creating a completely new transport system will also be evaluated. Any new solution will be put into place in 2003, at the earliest.





## Product and process development

Billerud's product and process development is focused on creating value-added by offering customers a better product and improving efficiency in the use of production resources in terms of both costs and the environment. To date, product and process development at Billerud has been carried out by each paper mill and by the central research and development departments at AssiDomän and Stora Enso.

Product and process development is co-ordinated centrally but takes place primarily at the mills. Billerud has access to studies and product and development documentation from AssiDomän and Stora Enso. In addition, certain intangible assets have been transferred to Billerud. Special competence and support not available within Billerud will be procured externally, for example, from research institutes and universities.

Large, Group-wide product development efforts are initiated collaboratively by the mills and managed by product groups with representatives from the mills in question and the central marketing organisation. Altogether, the mills have around 40 employees involved in product and process development.

Expenses for product development are charged against profit in the year in which they arise, and in recent years have corresponded to approximately 0.7 per cent of Billerud's net turnover, which is the level the Company expects development expenses to remain at in the future.

Besides direct development costs that are charged to Billerud's result, extensive technology and process development in connection with installation of new production equipment is normally made. These activities are conducted at the supplier and are part of the investment cost.

*Focus*

Most resources for product and process development are focused on developing existing strategic products in close co-operation with key customers and on raising productivity, cutting costs and reducing environmental impact by adjusting and optimising the production process. Product development in kraft paper and containerboard production is focused mainly on meeting demands for increased productivity in the customers' production processes, strength and other mechanical properties, printability for graphic applications, development of coated kraft paper for new product areas and environmental improvements to products and production processes.

*Patents and trademarks*

Due to the process development previously done at the three mills, Billerud has some patents in pulp and paper production. The greater emphasis on product development means that patent activities will increasingly focus on protecting the Company's product portfolio. See also the section *Other information* on page 52.

## Environment

The raw material Billerud uses is renewable, and its paper products can be recycled or used as an environmentally friendly biofuel.

Environmental issues are a high priority in the daily work. Processes and products are continuously developed to optimise the use of resources and minimise environmental impact. Environmental work adds value to Billerud's products and strengthens customer confidence in the Company, thus giving it a competitive edge in the market.

Environmental work is based on Billerud's overall policy toward the environment and the community. Objectives are then formulated for each mill that take into account their specific situation in terms of production and location.

*Environmental management systems and certification*

An important tool in Billerud's environmental work, both short- and long-term, is the introduction of environmental management systems. This facilitates work on environmental issues in an active, systematic manner. With environmental management systems, environmental work can be certified independently. Continuous improvements are then required. All employees are involved and routines are established to monitor ongoing work and reduce the risk of environmental incidents.

The mills in Skärblacka and Karlsborg have environment management systems certified according to the international ISO 14001 standard and registered according to Europe's Eco-Management and Audit Scheme, EMAS. The Gruvön mill plans to certify according to ISO 14001 in 2002.

*Environmental investments*

Major investments were made at Billerud's three mills in the late 1990s to improve resource efficiency and protect the environment. One example is the long-term aerated active sludge plant to treat wastewater in Skärblacka, which has cut discharges of environmentally harmful substances to water in half compared with the discharges five years ago.

At both Gruvön and Skärblacka, investments have recently been made in new wood rooms that reduce noise levels and water discharges. Other examples include measures introduced at Karlsborg to limit noise levels and at all mills to reduce discharges of malodorous gases, two issues important to the immediate environments around the mills.

In 2000 Gruvön installed one of the world's most modern soda recovery boilers. The new boiler facilitates efficient energy consumption and reduced emissions to air. Also worth mentioning is the investment in a new evaporation plant at the Gruvön mill, which was placed in operation in 2001 and significantly reduces energy consumption and emissions to water and air.

In addition to direct environment investments, most other investments that have been made have also benefited the environment.

*Legislation and government permits*

Billerud's mills are affected by legislation in Sweden – mainly the Environmental Code – and the EU. The manufacture of pulp and paper requires a permit from the Environmental Court. Permits stipulate production conditions, limits on emissions to air and water, noise and waste management responsibilities.

Billerud has all required permits necessary to conduct operations at the volumes that are currently produced today. At all mills, interim evaluations are under way on the technical and financial opportunities to limit emissions to air and water according to what is environmentally appropriate.

Billerud assesses that a number of internal process-related measures and adjustments of existing machinery, are needed to meet the objectives set out in the permits. At Gruvön and Karlsborg environmental investments are needed mainly in connection with the external water purification.

Billerud applied to the Environmental Court in 2001 to expand paper production at Karlsborg and for a new permit at the Gruvön mill according to the Environmental Code for higher levels than currently allowed for its pulp and paper production. The increased production at the Gruvön mill will require further environmental investments, mostly regarding improved external purification. These investments are expected to amount to approximately SEK 200 million and are expected to be implemented during a five-year period. For the Karlsborg mill, the investment is estimated to amount to approximately SEK 100 million during a two-year period. Present interim evaluations may result in further environmental investments. For further information on production permit applications, see the section *Production facilities* on page 26.

The investments that are required in order to meet set objectives and to obtain the expanded permits are expected to be covered within the investment level that has been decided for the next years, i.e. yearly investments in line with depreciation.

# Organisation





The Group is managed operationally through a matrix organisation consisting of two market areas, Paper and Market Pulp and the three production facilities. In addition to these there are functions for Finance, Technology and Personnel & Information. Sales and marketing at all three mills are subordinate to the two marketing managers, who co-ordinate and manage this work together with each mill's sales unit. The marketing managers have fixed sales targets. The mill managers are responsible for production and have fixed targets for productivity. All reporting for market areas and productions facilities is done monthly to the CEO.

Billerud's management group consists of the President, also CEO, the heads of each market area and the heads of Accounting & Finance, Technology and Personnel & Information. The management group also includes the manager of each paper mill. The CEO and other senior executives, with the exception of the mill managers, are located in Solna.

The CFO is responsible for, among other things, Billerud's financial accounts, financial planning and controls, financial and currency policies, IT issues as well as external reporting and contacts with investors.

The technical director has overall productivity responsibility for all production facilities. His area of responsibility also includes Billerud's policy for quality, environmental issues, the concessions required to operate its business, product and process development, and investments in the mills.

The personnel director has overall responsibility for human resources, organisation and information issues.

Billerud has eight sales units. The product areas kraft paper, containerboard and market pulp also have key account managers, who are responsible for contacts with major European customers.

Each production facility is managed by a mill manager, whose primary responsibility is to maintain efficient, cost-effective production. Each mill also has its own purchasing department, which is responsible for purchasing input material in accordance with directives laid down centrally.

## The establishment of the Group

Billerud was established through the merger of the three paper mills Gruvön, Karlsborg and Skärblacka. Gruvön was previously part of the Stora Enso Group, while the other two mills were part of the AssiDomän Group. Prior to Billerud's establishment, Gruvön, together with a mill in Skoghall, formed a separate legal entity, Stora Enso Paperboard AB. Gruvön and Skoghall were each separate profit centres within Stora Enso Paperboard AB, which was headquartered in Skoghall. The mill and head office in Skoghall were

Operational organisation


CEO
Finance
Technology
Personnel & Information
Gruvön mill
Karlsborg mill
Skärblacka mill
Market Paper
Kraft paper
Containerboard
8 sales units
Market Market pulp

sold by Stora Enso Paperboard AB to other companies within the Stora Enso Group, after which Stora Enso Paperboard AB changed its name to Billerud AB.

The mills in Karlsborg and Skärblacka were each separate legal entities within the AssiDomän Group. AssiDomän acquired 50 per cent of Billerud AB through a non-cash issue of shares in early 2001. As payment, it offered the shares in the companies that own the mills in Karlsborg and Skärblacka in Billerud AB, which thereby became subsidiaries of Billerud AB.

**Legal structure**

Billerud AB, which has its registered office in Stockholm, is the parent company in a group with nine subsidiaries, six of which are sales companies and one of which is under liquidation[1]. Two of the subsidiaries, Billerud Skärblacka AB and Billerud Karlsborg AB are producing paper mills. The head office, as well as the Gruvön mill and the sales units International and Scandinavia, are part of the parent company.

**Employees**

The average number of employees during the first nine months of 2001 was 2,357 of whom 18 per cent were women. The average number of employees at the head-office was 10 people.

An important part of Billerud's human resource work is creating incentives and understanding for the Group's profit requirements, so that all employees support and help to achieve Billerud's growth objectives. A number of bonus systems are currently used to encourage employees of the mills and Group functions to actively take part in the Group's development. Except for the Group executive board's incentive program, which is further described in section *Salaries, remuneration and auditors' fees* on page 49, a bonus system has been created for the management teams and some other employees at each mill. The bonus payments according to these programs are stipulated in accordance with the result as well as individual criteria and may amount to 20 per cent of the normal wage. The bonus system for all other employees at the mills consist of bonuses that are paid on top of normal wages and are based on objectives for productivity and production volumes, among other things.

Billerud's Board of Directors intends to establish a stock related incentive program, which will have to be approved by the shareholders of Billerud. The Board of Directors' intention is that the terms and conditions for the new incentive program should be set up in accordance with Swedish market practice for similar companies.

Average number of full-time employees 1996 – Jan–Sep 2001 (1996 through 2000 are pro forma)


2,800
2,400
2,000
1,600
1,200
800
400
0
1996
1997
1998
1999
2000
Jan–Sep 2001

1 Swedish subsidiaries, Billerud Karlsborg AB and Billerud Skärblacka AB are domiciled in Kalix and Norrköping repectively. Billerud Benelux B.V. is domiciled in the Netherlands, Billerud France S.A.S in France, Billerud GmbH in Germany, Billerud Iberica S.L. in Spain, Billerud S.r.l in Italy and Billerud Sales Ltd. in the UK. Billerud KPS A/S domiciled in Denmark is under liquidation.

In the autumn of 2000 AssiDomän and Stora Enso reached an agreement in principle to merge their Gruvön, Karlsborg and Skärblacka paper mills into a group. In connection with the merger, the company's name was changed from Stora Enso Paperboard AB to Billerud AB, which at the same time was restructured in a way that it subsequently included only the Gruvön mill.

The present Billerud Group was established at the beginning of 2001 through a merger with AssiDomän's papers mills in Skärblacka and Karlsborg.

Each of the three paper mills that comprise Billerud has a long tradition as part of various corporate structures in the Swedish pulp and paper industry.

### Billerud and Gruvön

Billerud dates back to a sulphite mill, Sweden's third, which was built in 1883. The company established for this purpose was named after the local village of Billerud in the city of Säffle, in Värmland county. The sulphite mill still stands today, though it is no longer part of Billerud.

In the 1920s Billerud constructed a sawmill in Gruvön and in 1931 it added a sulphate mill and paper mill. This marked the start of Billerud AB, Gruvön Mill.

In the late 1970s the company then known as Billerud merged with the forest division of the steel and forest group Uddeholm to form Billerud-Uddeholm.

In one of many restructurings in the Swedish forest industry, Billerud-Uddeholm was acquired in 1984 by former Stora. After Stora Enso was established in 1998, Billerud's operations were made part of Stora Enso's division for cartonboard and packaging paper, Stora Enso Paperboard. The name Billerud lived on, however, as a product brand for certain products.

In recent years investments have been made in new production equipment at Gruvön, including a new soda recovery boiler and evaporation plant and the reconstruction of the softwood line.

### Karlsborg

Karlsborg Mill has its origin in the sulphate pulp mill that was built in Karlsborg in 1929.

The company then known as Domänverket acquired the Karlsborg mill in 1937 and later transferred it to its subsidiary AB Statens Skogsindustrier, ASSI. ASSI was separated from Domänverket in 1957 and became directly owned by the Swedish state. State-owned Domän and ASSI merged on 30 September 1993 to form AssiDomän AB.

The construction of the mill started in 1951. The first paper machine was installed in 1953 and the second, that is still in use, four years later. Paper machine number 2 has been up-dated at a number of occasions, most recently in 1996.

The pulp factory was modernised in 1979–1980, when a new pulp line, new evaporation plant, new soda recovery boiler and a new bark boiler were installed. A new wood room was put into operation in 1985.

### Skärblacka

Paper production began in Skärblacka in 1872, when Skärblacka Mill was established. Together with two nearby mills, it formed Fiskeby AB in 1917. Production of mechanical and sulphite pulp was complemented in the late 1920s by kraft paper and sulphate pulp.

Paper machine 6 was built in 1947 on the site where Skärblacka Mill is currently located. With a strategy to supply the rapidly expanding retail and distribution trades with packaging raw material, a new sulphate mill and paper machines 7 and 9 were added in the early 1960s in the largest one-time investment in the Swedish forest industry up to that point.

Since then Skärblacka Mill has been continuously expanded. In the mid-1970s another pulp line was built, at the same time that the bleaching plant and paper machine 8 were installed. Another major expansion took place in the 1980s, when bleaching capacity was doubled to 150,000 tonnes annually and a new drying machine was erected. Significant investments were also made on the environmental side, including the installation of an MC oxygen bleaching plant.

During the late 1990s a major rebuilding took place. The soda recovery boiler, power supply system and paper machines 7, 8 and 9 were all renovated, as was the aerated lagoon dating back to 1976, which was rebuilt into a long-term aerated activated sludge plant. An R&D centre, new laboratory and new wood room were added as well.

After a long period under the ownership of KF (the Swedish Cooperative Union), Skärblacka Mill was sold in 1986 to Holmen, which in turn was acquired by MoDo in 1988. Skärblacka Mill became part of MoDo Packaging, which was acquired by AssiDomän in 1995.

In total, approximately 324 million tonnes of paper were produced around the world in 2000. In Europe, the corresponding volume was approximately 90 million tonnes. The total market for paper is usually divided into three main groups: newsprint, fine paper and packaging paper. The global market for packaging paper, which is the market in which Billerud operates, amounted in 2000 to approximately 97 million tonnes of which Europe accounted for 33 million tonnes. Packaging paper is in turn divided into cartonboard, kraft paper and containerboard. Billerud is also active in all segments of the kraft paper market as well as the kraft liner and semi-chemical and other fluting segments of the containerboard market. In Europe, consumption of kraft paper and containerboard amounted to approximately 3 million and 20 million tonnes, respectively, in 2000.

The market for packaging paper in Europe 2000


Per cent
100
80
60
40
20
0
90 million tonnes
33 million tonnes
Other
Fine paper
Packaging paper
Newsprint
Kraft paper
Containerboard
Cartonboard
Paper total, Europe
Packaging paper, Europe

*Source: Jaakko Pöyry, 2001.*

Kraft paper 3 million tonnes


White technical kraft paper, 33%
Brown technical kraft paper, 20%
Brown sack paper, 40%
White sack paper, 7%

Containerboard 20 million tonnes


Kraftliner, 15%
Other fluting, 40%
SC fluting, 5%
Other liner, 40%

# *Kraft paper*


KRONOS 2190
Sinequanone

Kraft paper operations comprise the product sub-segments technical kraft paper and sack paper.

Share of Group's net turnover Jan–Sep 2001


51%

Share of Group's operating profit Jan–Sep 2001


54%

| SEK million | 1998 | 1999 | 2000 | 2000 Jan–Sep | 2001 Jan–Sep |
|---|---|---|---|---|---|
| Net turnover | 2,750 | 2,747 | 3,282 | 2,421 | 2,615 |
| Operating profit | 295 | 231 | 588 | 430 | 602 |

Kraft paper is produced at all three of Billerud's mills: technical kraft paper primarily at Skärblacka and Gruvön, white sack paper at Karlsborg and Gruvön, and brown sack paper primarily at Skärblacka.

The various grades of kraft paper differ depending on the properties required for the each area of application. For sack paper, for example, strength and porosity are important properties, while strength and printability, as well as runability, are important in flexible packaging, paper bags, carrier bags, release liner and wrapping paper. For paper used in packaging foods, pharmaceuticals and hygiene products, purity demands are also very high.

| Sales, thousand tonnes | 1998 | 1999 | 2000 | 2000 Jan–Sep | 2001 Jan–Sep |
|---|---|---|---|---|---|
| Technical kraft paper | 186 | 199 | 219 | 168 | 167 |
| Sack paper | 232 | 251 | 281 | 212 | 179 |

## Technical kraft paper

Billerud manufactures and sells white uncoated and coated MF and MG paper.

Billerud's MF paper (Machine Finished) is an uncoated paper produced from sulphate pulp. The key properties of MF paper include strength and printability. MF paper is used mainly for paper bags, carrier bags and wrapping paper.

Billerud's MG paper is a mono-glazed paper produced from sulphate pulp. The key properties of MG paper include strength and printability. MG paper is more rigid than MF and therefore can be used in lower grammages. MG paper is used mainly for paper bags, flexible packaging and special products.

Flexible packaging includes packaging in which the paper is combined with other material, such as aluminium or plastic, and is used for products that require a barrier against humidity, aroma or oxygen, for example. The term flexible packaging also comprises packaging "manufactured" at the time products are packaged, such as powdered soups.

Special products comprise so-called release liner, e.g. the paper that self-adhesive labels are attached to, and paper for disposable medical products and instruments.

Billerud also markets coated kraft paper used for, among other things, release liner, flexible packaging and carrier bags.

## Sack paper

Billerud produces both white and brown sack paper and focuses primarily on sack paper for building material and cement manufacturers. These industries place high demands on the paper's strength, stretchability and porosity (ability to allow air to penetrate) and in the case of white sack paper its printability as well.

In its own opinion, Billerud is the leading producer of highly porous sack paper grades for products sold in powder form, such as cement, chemicals and sugar.

Billerud's sack paper is produced from long fibre sulphate based on virgin fibres and has high quality in all its properties. Billerud's sack paper is the result of many years of product development, which has produced grades that facilitate the use of lower grammages. That in turn means that less material is consumed than with conventional sack production.

### Customers

Approximately 95 per cent of Billerud's sales of technical kraft paper in 2000 was to customers in Europe, mainly in the Nordic countries, the UK, France, the Netherlands, Italy and Germany. Customers are producers of paper-based packages, so-called converters, which further process the paper to meet end-users' demands in terms of printability, surface treatment, lamination and plastic coating. Sales are often based on long-term relationships between customers and Billerud's mills. The five largest customers accounted for 28 per cent of Billerud's sale of technical kraft paper in 2000. Examples of end-users include manufacturers of food, pharmaceuticals and cosmetics, department stores and bakeries.

White sack paper is currently supplied almost exclusively to sack manufacturers in Europe, while the majority of brown sack paper is supplied to manufacturers outside Europe. The five largest customers accounted for 42 per cent of Billerud's sack paper sales in 2000.

An estimated 60–65 per cent of sack manufacturing in Europe is integrated, i.e. pulp and paper producers have their own sack production. Billerud is a natural partner to non-integrated sack producers. Among the major manufacturers in Europe, only Billerud and Finland's UPM do not produce their own sacks.

### Market

The global market for white technical kraft paper in 2000 amounted to approximately 3 million tonnes, split between 23 per cent MF, 42 per cent MG and 35 per cent coated kraft paper.

The European market, where Billerud today has the large part of its sales of technical kraft paper, amounted to slightly over 1 million tonnes in 2000.

The global market for sack paper in 2000 amounted to approximately 4.9 million tonnes, of which approximately 10 per cent, or 0.5 million tonnes, consisted of white sack paper. The European market in 2000 amounted to approximately 1.4 million tonnes: approximately 0.2 million tonnes white and approximately 1.2 million tonnes brown sack paper.

The market for sack paper is global. The largest flows are from North America to Asia and South America, and from the Nordic region to Continental Europe and North Africa.

White technical kraft paper – areas of application


Paper bags and carrier bags, 28 %
Flexible packaging, 25%
Wrapping paper, 12%
Release liner, 15%
Envelopes, 5%
Pharmaceutical packaging, 3%
Other, 12%

Source: Jaakko Pöyry, 2001.

White sack paper – areas of application


Building material, 19%
Chemicals, fertilizer, 21%
Agricultural products, 21%
Pet food, 26%
Food, 7%
Other, 6%

Source: Jaakko Pöyry, 2001.

Brown sack paper – areas of application


Building material, 52%
Chemicals, fertilizer, 16%
Agricultural products, 11%
Pet food, 11%
Food, 5%
Other, 5%

Source: Jaakko Pöyry, 2001.

### Competitors

Billerud is the second largest producer of white technical kraft paper in Europe, with an estimated market share of 24 per cent. The leader is Finland's Ahlström, with a market share of approximately 36 per cent. In certain segment, such as white MG and MF paper, Billerud is assessed to be the leader.

White technical kraft paper – competitors in Europe, 2000

| Capacity | thousand tonnes |
|---|---|
| Ahlström | 358 |
| Billerud | 240 |
| UPM-Kymmene | 177 |
| Cham-Tenero | 110 |
| Sappi Alfeld | 105 |

*Source: Jaakko Pöyry, 2001*

Europe's leading supplier of sack paper is Austria's Frantschach Industrial Packaging, with 620 thousands tonnes, followed by Billerud 255 thousands tonnes. Billerud is, however, Europe's leading supplier of white sack paper.

Sack paper – competitors in Europe, 2000

| Capacity | thousand tonnes |
|---|---|
| Frantschach | 620 |
| Billerud | 255 |
| Korsnäs | 145 |
| UPM-Kymmene | 135 |
| Jefferson Smurfit | 125 |

*Source: Jaakko Pöyry, 2001*

### Outlook

In Billerud's estimation, white technical kraft paper will find an increasing number of applications, and indications are that this segment of the market is becoming global. Looking forward, carrier bags, paper bags, flexible packaging, wrapping paper and release liner are expected to remain the largest areas of application for white technical kraft paper. Increased demand is expected mainly in release liner and packaging material for pharmaceuticals, though from a low level, while little or no demand increase is expected in flexible packaging.

According to Jaakko Pöyry, global demand for uncoated MG paper is expected to rise by an average of 2 per cent a year and uncoated MF paper by slightly more. According to Jaakko Pöyry, demand for coated MG/MF paper is expected to rise by an average of 1.8 per cent a year, though slightly higher in Europe, at 3 per cent.

The overall global market for sack paper is expecting little or no growth looking forward. According to Jaakko Pöyry, demand for white sack paper is expected to increase, primarily in Europe, where growth is estimated at an average of 1.8 per cent per year during the next couple of years.

Increased demand for brown sack paper is expected mainly in the Pacific Rim and Asia, excluding China and Japan, while consumption of brown sack paper is expected to decline in certain markets, such as Western Europe, North America and Japan. There are several reasons for stagnant consumption of brown sack paper. Stagnant or poor development in industries with large users, such as the European and North American construction industry, is leading to lower sack paper consumption. Also, improved paper grades are facilitating lower material consumption and thus reducing consumption. The average weight of a sack in Europe has declined from approximately 250 grams to about 170 grams.

The main applications expected to generate increased consumption of white sack paper are building material, agricultural products and pet foods. The application for brown sack paper expecting the largest growth is pet food.

# Containerboard

Containerboard operations comprise the product sub-segments fluting and liner.

Share of Group's net turnover Jan–Sep 2001


28%

Share of Group's operating profit Jan–Sep 2001


27%

| SEK million | 1998 | 1999 | 2000 | 2000 Jan–Sep | 2001 Jan-Sep |
|---|---|---|---|---|---|
| Net turnover | 1,518 | 1,455 | 1,759 | 1,321 | 1,468 |
| Operating profit | 86 | 91 | 299 | 240 | 303 |

| Sales, thousand tonnes | 1998 | 1999 | 2000 | 2000 Jan–Sep | 2001 Jan-Sep |
|---|---|---|---|---|---|
| Fluting | 300 | 320 | 323 | 245 | 236 |
| Liner | 98 | 112 | 111 | 87 | 93 |

Billerud manufactures containerboard at Gruvön and Skärblacka. Corrugated board consists of two surface layers, so-called liners, and a rippled middle layer, fluting. Corrugated board has a wide range of applications – from simple, rugged transport packaging, where its strength, rigidity and shock absorption are important properties, to customised consumer packaging suited for advanced, decorative printing. Billerud mainly focuses on virgin fibre-based WTL (White Top Liner), fully bleached liner and fluting.

Corrugated board is used in primary and secondary packaging for food, such as fruit and vegetables, produced and ready meals, as well as consumer goods, durable goods and industrial products – in other words, most things produced for and transported to consumers.

Food packaging generally requires packaging material free from contaminants. Billerud meets this requirement by using only virgin fibre in the containerboard for this application. Moreover, its properties make it well suited to goods transported over long distances in demanding environments, such as high humidity or changing climates. Other key properties include stacking strength and a consistently high conversion speed in the customer's production process.

Most of Billerud's fluting, which is marketed under the Billerud Flute brand name, is made from Scandinavian virgin fibre and maintains a very high quality in terms of strength and convertibility. Its main areas of application are boxes used for fruit and vegetables, which are transported over long distances, and so-called heavy-duty packaging for very heavy goods.

In consumer goods packaging, printability is a very important property in order to communicate a message to consumers.

White Top Liner, which was developed in 1969 at the Gruvön mill, is the side of corrugated board used for printing. Billerud's WTL is marketed under the Billerud White Top brand name. Billerud White Top is used for products where good printing results are important and specific strength properties are required, e.g. transport packaging for beverages such as beer and soft drinks, fruit and vegetables, electronics and white goods, and display cabinets.

Fully bleached liner is a refinement of WTL and is marketed under the Billerud White Liner brand name. Produced in lower grammages than Billerud White Top, Billerud White Liner contributes to optimal use of raw material. Billerud White Liner is well suited for very thin corrugated board, so-called microwell, used for gift boxes, packaging for perfume, wine and spirits, exclusive consumer goods and so on.

On behalf of Stora Enso, Billerud also produces approximately 5,000 tonnes of liquid cartonboard a year according to an agreement that extends until year-end 2002. Liquid cartonboard is used for small, special liquid packaging, such as Tetra Classic for milk and cream.


AJAX


Digestive

## Customers

Approximately 90 per cent of Billerud's containerboard sales in 2000 were to European customers. The customers are converters, who from the two paper layers, liner and fluting, produce containerboard and corrugated board. Sales are often based on long-term relationships between the customer and the mills that are part of Billerud. The end-user is the industry that uses containerboard and corrugated board as a packaging solution. The five largest customers accounted for 63 per cent of Billerud's containerboard sales in 2000.

## Market

The European market, Billerud's largest, amounted to approximately 20 million tonnes in 2000. Germany is the largest market, followed by Italy and France.

Since corrugated board is a relatively bulky material that cannot bear high transport costs, the corrugated board market is principally a local market and production facilities are generally located near large, populated areas.

In Europe, 70 per cent of corrugated board production is based on recycled fibre and 30 per cent on virgin fibre.

As a material, corrugated board competes in certain areas with alternative materials such as returnable plastic crates and wooden crates.

Containerboard – areas of application (Europe)


Food, agricultural products, 33%
Beverages, tobacco, 10%
Chemicals, pharmaceuticals, 10%
Household goods, 15%
Other, 32%

*Source: Jaakko Pöyry, 2001*

## Competition

The leading suppliers of virgin fibre-based containerboard are mainly in North America and Scandinavia, while China, followed by Germany and Italy, are mainly importers.

Billerud is the leading supplier of semi-chemical fluting in Europe, with a market share of approximately 20 per cent.

Semi-chemical fluting – competitors in Europe, 2000

| Capacity | thousand tonnes |
|---|---|
| Billerud | 323 |
| Stora Enso | 260 |
| M-Real | 245 |
| Kappa Packaging | 165 |
| La Rochette Venizel | 165 |

*Source: Jaakko Pöyry, 2001*

## Outlook

In Billerud's estimation, the market for recycled fibre-based fluting, both globally and in Europe, will grow by an average of 3 per cent a year, while demand for virgin fibre-based fluting is expecting only a marginal increase.

Furthermore, Billerud expects the global market for fully bleached and white liner to grow by an average of 3.5 per cent a year. In Europe, stronger growth is expected, at annual averages of 4.5 and 5.5 per cent, respectively.

The likelihood that new machine capacity for virgin fibre-based containerboard will be installed is small. Growth in demand is expected to be met primarily through added capacity for recycled fibre-based containerboard on the Continent and in Asia. Collection and recycling levels are high, which is expected to lead to poorer quality recycled fibre due to repeated reuse. Against this background, Billerud expects there to be a market for virgin fibre-based containerboard.

# *Market pulp*

Paper pulp is the predominant raw material used in the manufacture of all types of paper.

Share of Group's net turnover Jan–Sep 2001


21%

Share of Group's operating profit Jan–Sep 2001


19%

| SEK million | 1998 | 1999 | 2000 | 2000 Jan–Sep | 2001 Jan-Sep |
|---|---|---|---|---|---|
| Net turnover | 1,194 | 1,185 | 1,625 | 1,153 | 1,092 |
| Operating profit/loss | –5 | 46 | 553 | 371 | 208 |

| Sales, thousand tonnes | 1998 | 1999 | 2000 | 2000 Jan–Sep | 2001 Jan-Sep |
|---|---|---|---|---|---|
| Market pulp | 334 | 311 | 281 | 209 | 223 |

There are many grades of pulp depending on the type of wood used. The paper pulp production mills do not use for their own paper production is sold as market pulp to paper manufacturers around the world.

In a pulp mill, wood is converted to a suspension of cellulose fibre, which gives the paper its most important properties. Hardwoods such as birch, beech and aspen have short fibres (approximately 1 mm), which produce paper with good printability. Softwoods such as pine and spruce have long fibres (3–4 mm), which provide strength and good runability in printing presses. Pulp from different types of wood is often combined to give the finished paper the desired properties.

Chemical pulp is produced by freeing fibres through chemical processing, by boiling them together with chemicals. In the chemical process, the natural binding agent lignin is released between the fibres.

The pulp grades Billerud markets include Nordic bleached softwood kraft, NBSK, and bleached short fibre birch sulphate.

Of the pulp produced at its three mills, approximately three fourths is used in Billerud's own paper production. The rest is sold externally as market pulp.

### Customers

Sales are made largely through Billerud's own sales organisation, which has sales offices in key European markets, and to a smaller degree through local agents. Approximately 90 per cent of Billerud's sales of market pulp is to markets in Europe, primarily the Nordic region, Germany, France and the Benelux countries.

Customers are manufacturers of coated and uncoated fine paper, high-quality tissue, kraft paper and special paper, such as labels. The five largest customers accounted for approximately 36 per cent of Billerud's market pulp sales in 2000.

### Market

The global market for market pulp is estimated by forest industry consultant Jaakko Pöyry at approximately 42 million tonnes in 1999. Approximately 19 million tonnes consisted of bleached chemical long fibre sulphate, approximately 17 million tonnes bleached chemical short fibre sulphate, approximately 3 million tonnes mechanical pulp and approximately 3 million tonnes other (including unbleached pulp). According to Jaakko Pöyry, long-term demand is expected to rise by an annual average of 2.7 per cent to 68 million tonnes in 2015.





Europe is the single largest and most important for market pulp, accounting for approximately 44 per cent of total demand, while North America accounts for approximately 21 per cent and the rest of the world for 35 per cent.

Nordic long-fibre sulphate, which is produced in North America and the Nordic region, is Billerud's main product and the leading grade in the bleached chemical long fibre sulphate segment.

### Competition

Billerud ranks fourth among European producers of Nordic sulphate pulp for market pulp and is a strategic supplier to a number of large non-integrated paper producers in Europe.

The 10 largest producers of market pulp (long fibre and birch) in Europe 2001

| Capacity | Thousand tonnes |
|---|---|
| Södra | 1,850 |
| Stora Enso | 1,190 |
| Metsä group | 810 |
| Billerud | 330 |
| Rosenthal | 300 |
| Pölz | 290 |
| SCA | 275 |
| Rottneros | 190 |
| Munksjö | 175 |
| UPM-Kymmene | 165 |

*Source: Jaakko Pöyry, 2001.*

Price trend for market pulp in Europe 1970–2001



USD/tonne
900
800
700
600
500
400
300
200
100
0
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000


*Source: Market Pulse, 2001. Refers to NBSK grades.*

# *Production facilities*

Annual production capacity at Billerud's three mills, Gruvön, Karlsborg and Skärblacka, amounts to an aggregate of nearly 1.3 million tonnes of pulp and paper, divided between kraft paper, containerboard and market pulp.

Wood raw material is purchased from AssiDomän and Stora Enso, according to three-year framework agreements entered into in connection with Billerud's establishment.

The mills maintain a high technical standard and all three are certified according to ISO 9001. Karlsborg and Skärblacka are also certified according to ISO14001 and registered according to EMAS.

Each mill plans an annual shutdown for one to two weeks for larger repairs and maintenance.

All production facilities are self-sufficient in terms of pulp. The pulp not used for their own paper production is sold on the global market as market pulp.

**Gruvön**

The Gruvön mill, located in Värmland county, includes three pulp lines, six paper machines, a coating machine and two flash dryers for market pulp. The mill produces kraft paper, containerboard and market pulp. In recent years investments have been made in new production equipment, including a new soda recovery boiler and new evaporation plant.

| Production capacity, tonnes/year | |
|---|---|
| Kraft paper | 175,000 |
| Containerboard | 370,000 |
| Pulp | 630,000 |
| – of which for internal usage | 545,000 |
| – for market pulp | 85,000 |
| Average number of employees | 1,080 |
| Allowable production of end-products, tonnes/year[1] | 695,000 |

1 For production of end-products (kraft paper, containerboard and market pulp), Billerud has a permit for annual production of 440,000 tonnes of sulphate pulp, 225,000 tonnes of semi-chemical pulp and 50,000 tonnes of recycled fibre pulp. On 1 August 2001 Billerud applied to the Environmental Court at the Vänersborg City Court for a permit to produce 540,000 tonnes of sulphate pulp and the necessary amount of semi-chemical pulp for production of 840,000 tonnes of end-products per year at Gruvön.


Karlsborg
Gruvön
Skärblacka

Gruvön mill in Grums, Värmland.



### Karlsborg

The Karlsborg mill in Norrbotten county includes a pulp line, a paper machine, a coating machine and a wet machine for market pulp. The mill produces kraft paper and market pulp. In recent years, investments have been made in, among other things, an upgrade of the soda recovery boiler and kraft paper machine.

| Production capacity, tonnes/year | |
|---|---|
| Kraft paper | 110,000 |
| Pulp | 270,000 |
| – of which for internal usage | 105,000 |
| – for market pulp | 165,000 |
| *Average number of employees* | 485 |

| Allowable production of end-products, tonnes/year [1] | |
|---|---|
| Kraft paper and/or market pulp | 290,000 |
| Coating of paper | 40,000 |

1 The Karlsborg mill has a permit to process 105,000 tonnes of its pulp production into paper. On 21 June 2001 Billerud applied to the Environmental Court at the Umeå City Court for a permit to produce 135,000 tonnes of paper a year.

### Skärblacka

The Skärblacka mill is located in Östergötland county and includes three pulp lines, four paper machines and a pulp dryer. The mill produces kraft paper, containerboard and market pulp. A portion of the fluting consists of recycled fibre. In recent years investments have been made in, among other things, a new wood room and chip facility, a new lagoon for aerated water treatment and upgrades of the kraft paper machines and soda recovery boiler.

| Production capacity, tonnes/year | |
|---|---|
| Kraft paper | 205,000 |
| Containerboard | 90,000 |
| Pulp | 375,000 |
| – of which for internal usage | 295,000 |
| – for market pulp | 80,000 |
| Average number of employees | 720 |
| Allowable production of end-products, tonnes/year [1] | 470,000 |

1 For production of end-products (kraft paper, containerboard and market pulp), the Skärblacka mill has a permit for annual production of 365,000 tonnes of sulphate pulp and 70,000 tonnes of semi-chemical pulp.

Karlsborg mill in Kalix, Norrbotten.



Skärblacka mill in Skärblacka, Östergötland



# *Five-year summary, pro forma*

**Principles for the pro forma accounts**

Billerud was created through a merger of AssiDomän's paper mills in Skärblacka and Karlsborg and Stora Enso's paper mill in Gruvön. The merger took effect 1 January 2001. The parent company of the Billerud Group is Billerud AB, which includes Gruvön's paper mill.

Pro forma profit and loss accounts and balance sheets have been prepared in order to illustrate Billerud's development for the years 1996 through 2000, based on the assumption that Billerud existed in its current structure during this period. In 2001 a total of seven sales companies were established or acquired from AssiDomän. These companies are not included in the pro forma accounts since they do not have a material impact on Billerud's earnings, cash flow, key figures and financial position.

The pro forma accounts are based on the profit and loss accounts and balance sheets of the profit centre Gruvön, the annual reports for Skärblacka and Karlsborg for the years 1996 through 2000 and the interim financial statements of 30 September 2000 for these units. The historical financial accounts for the three paper mills have been prepared with comparable accounting principles. The consolidated financial statements in the pro forma accounts have been prepared in accordance with the purchase method. The acquisition analysis of assets, provisions and liabilities in the units that are part of Billerud is based on market value. Since the book value of the net assets in the consolidated units at the time of the merger was estimated to correspond to their market value, no goodwill has arisen.

The pro forma accounts have been prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council for each financial year. During the pro forma period 1996 through 2000 a number of new recommendations from the Swedish Financial Accounting Standards Council have come into effect. These recommendations are not considered to have a substantial impact on the financial accounts used as a basis for the pro forma accounts, nor on Billerud's pro forma accounts. The pro forma accounts have been prepared in accordance with the accounting principles on pages 40–41.

The operating expenses in the pro forma profit and loss accounts include actual expenses for administration, marketing and mill management for the paper mills in Gruvön, Skärblacka and Karlsborg. In addition, operating expenses for each of the years 1996 through 2000 include central expenses for group management, accounting, the marketing and sales organisation, and other central administration, amounting to approximately SEK 60 million a year. This corresponds, in Billerud's opinion, to the current expense level for these central functions.

The fixed assets of Billerud's mills have frequently undergone valuations to determine whether write-downs have been necessary. The valuations of fixed assets during the years 1998 through 2000 were based on cash flow valuations. Furthermore, new investments have in some cases resulted in adjustments in depreciation schedules for the fixed assets. This has resulted in write-downs of fixed assets at Gruvön by SEK 400 million in 1998 and by SEK 600 million in 2000. Fixed assets at Skärblacka were written down by SEK 394 million as of 31 December 1999. The pro forma accounts have been prepared as if these fixed assets had been written down as of 1 January 1996 or the later date during the years 1996 through 2000 on which the fixed assets were acquired. The reported pro forma depreciation according to plan is therefore based on acquisition values after write-downs. Write-downs of fixed assets as a whole have been charged to the machinery and equipment assets and have been in the scope of depreciation for tax purposes. Consequently, book values of machinery and equipment, after deduction of depreciation in excess of plan, comply with residual values for tax purposes, and no further deferred tax assets resulting from the write-downs have thus arisen.

The three mills were previously part of the Stora Enso and AssiDomän groups and therefore have not been independently financed on market terms. To prepare Billerud for a market listing and to operate independently of Stora Enso and AssiDomän, the Group has been capitalised on market terms. Both operational risks and financial risks have been taken into account in the capitalisation. Stock market requirements and the capitalisation of other companies in the same industry have also been considered.

Since the operations that are now part of Billerud were not independently capitalised, the pro forma profit and loss accounts report down to operating profit for the years 1996 through 1999 and for January to September 2000. The pro forma balance sheets only report operating assets and operating liabilities for the years 1996 through 2000 and for January to September 2000. For the full-year 2000, however, complete pro forma profit and loss accounts have been prepared, taking into account the capitalisation that the Group received in 2001. In calculating the interest expense reported in the profit and loss account for 2000, an interest rate of 5 per cent has been applied to the actual interest-bearing net debt as of 1 January 2001. Also, a tax rate of 28 per cent has been used. The profit and loss account and balance sheet for the period January to September 2001 refers to actual financials.

The pro forma accounts have been prepared to illustrate the estimated financial effects of the merger of the three mills and establishment of Billerud. They are not intended to show what profit, cash flow, key figures or financial position Billerud actually would have reported if the merger of the mills and the establishment of Billerud had been implemented on the reported date, nor to show its profit, cash flow, key figures or financial position for any future period or date.

# *Pro forma condensed profit and loss accounts*

| Amounts in SEK million | Pro forma 1996 | 1997 | 1998 | 1999 | 2000 | Jan–Sep 2000 | Actual Jan–Sep 2001 |
|---|---|---|---|---|---|---|---|
| **Net turnover** | **5,210** | **5,363** | **5,462** | **5,387** | **6,666** | **4,895** | **5,175** |
| Other income | 35 | 39 | 36 | 55 | 39 | 25 | 8 |
| **Operating income** | **5,245** | **5,402** | **5,498** | **5,442** | **6,705** | **4,920** | **5,183** |
| Operating expenses | –4,967 | –4,818 | –4,939 | –4,873 | –5,019[1] | –3,697[2] | –3,890 |
| Depreciation | –147 | –198 | –242 | –260 | –302 | –225 | –259 |
| **Operating expenses** | **–5,114** | **–5,016** | **–5,181** | **–5,133** | **–5,321** | **–3,922** | **–4,149** |
| **Operating profit** | **131** | **386** | **317** | **309** | **1,384** | **998** | **1,034** |
| Net financial items | — | — | — | — | –130 | — | –83 |
| **Profit after financial items** | **—** | **—** | **—** | **—** | **1,254** | **—** | **951** |
| Taxes | — | — | — | — | –351 | — | –271 |
| **Net profit** | **—** | **—** | **—** | **—** | **903** | **—** | **680** |

1 Expenses have been reduced by SEK 36 million to adjust for SPP pension insurance refund.
2 Expenses have been reduced by SEK 25 million to adjust for SPP pension insurance refund.

Net turnover and operating profit by product area[1]

| *Amounts in SEK million* | Pro forma 1998 | 1999 | 2000 | Jan–Sep 2000 | Actual Jan–Sep 2001 |
|---|---|---|---|---|---|
| Kraft paper | | | | | |
| Net turnover | 2,750 | 2,747 | 3,282 | 2,421 | 2,615 |
| Operating profit | 295 | 231 | 588 | 430 | 602 |
| Containerboard | | | | | |
| Net turnover | 1,518 | 1,455 | 1,759 | 1,321 | 1,468 |
| Operating profit | 86 | 91 | 299 | 240 | 303 |
| Market pulp | | | | | |
| Net turnover | 1,194 | 1,185 | 1,625 | 1,153 | 1,092 |
| Operating profit | –5 | 46 | 553 | 371 | 208 |

1 The operating profit of each product area has not been charged for Billerud's overhead expenses and, consequently, the sum of operating profit by product area deviates from the total operating profit.

# *Pro forma condensed balance sheets*

| Amounts in SEK million | Pro forma 31 Dec 1996 | 31 Dec 1997 | 31 Dec 1998 | 31 Dec 1999 | 31 Dec 2000 | 30 Sep 2000 | Actual 30 Sep 2001 |
|---|---|---|---|---|---|---|---|
| Fixed assets | 2,343 | 3,089 | 3,435 | 3,901 | 4,257 | 4,221 | 4,270 |
| Inventories | 682 | 664 | 678 | 575 | 633 | 565 | 639 |
| Accounts receivables | 737 | 863 | 864 | 951 | 1,064 | 1,104 | 1,142 |
| Other current assets | 88 | 97 | 142 | 199 | 176 | 120 | 111 |
| **Total operating assets** | **3,850** | **4,713** | **5,119** | **5,626** | **6,130** | **6,010** | **6,162** |
| Less: | | | | | | | |
| Non-interest-bearing provisions | 221 | 297 | 407 | 450 | 455[1] | 446 | 416 |
| Accounts payable | 491 | 593 | 460 | 430 | 508 | 433 | 368 |
| Other non-interest-bearing liabilities | 230 | 350 | 292 | 294 | 363 | 297 | 633 |
| **Capital employed** | **2,908** | **3,473** | **3,960** | **4,452** | **4,804** | **4,834** | **4,745** |

| Amounts in SEK million | Pro forma 1 Jan 2001 | Actual 30 Sep 2001 |
|---|---|---|
| Fixed assets | 4,257 | 4,270 |
| Inventories | 633 | 639 |
| Current receivables | 1,064 | 1,142 |
| Other current assets | 176 | 111 |
| Cash, bank balances and short-term investments | 729 | 136 |
| **Total assets** | **6,859** | **6,298** |
| Shareholders' equity | 2,224 | 2,904 |
| Interest-bearing provisions | 102 | 73[2] |
| Non-interest-bearing provisions | 431[1] | 416 |
| Interest-bearing liabilities | 3,231 | 1,904 |
| Accounts payable | 508 | 368 |
| Other non-interest-bearing liabilities | 363 | 633 |
| **Total shareholders' equity, provisions and liabilities** | **6,859** | **6,298** |

1 The difference between the amounts is due to the recording of deferred tax assets of SEK 24 million as of 1 January 2001, which is offset against the deferred tax liabilities recorded earlier. This has been done in accordance with the Swedish Financial Accounting Standards Council's new recommendation on income taxes (RR 9), which entered into force on 1 January 2001.

2 Relates to provisions for pensions. The PRI liability amounts to SEK 66 million. PRI liabilities are insured via FPG/PRI. In addition, Billerud meets its pension obligations through the payment of premiums to Alecta and other life insurance companies, which are expensed in the profit and loss account as they arise.

# *Pro forma condensed cash flow statement*

| Amounts in SEK million | Pro forma 1996 | 1997 | 1998 | 1999 | 2000 | Jan–Sep 2000 | Actual Jan–Sep 2001 |
|---|---|---|---|---|---|---|---|
| *Operating activities* | | | | | | | |
| Net turnover | 5,210 | 5,363 | 5,462 | 5,387 | 6,666 | 4,895 | 5,175 |
| Operating expenses, etc. | –4,902 | –4,747 | –4,903 | –4,816 | –4,959 | –3,671 | –3,883 |
| **Operating surplus** | **308** | **616** | **559** | **571** | **1,707** | **1,224** | **1,292** |
| Change in working capital | 175 | 105 | –251 | –69 | –1 | –58 | –174 |
| **Cash flow from operating activities, excluding net financial items and tax** | **483** | **721** | **308** | **502** | **1,706** | **1,166** | **1,118** |
| *Investing activities* | | | | | | | |
| Investments in fixed assets | –1,055 | –970 | –592 | –728 | –679 | –527 | –272 |
| Disposal of fixed assets | 3 | 1 | 4 | 1 | 1 | 0 | 0 |
| **Cash flow before financing activities, excluding net financial items and tax** | **–569** | **–248** | **–280** | **–225** | **1,028** | **639** | **846** |
| Net financial items | — | — | — | — | –130 | — | –83 |
| Tax paid | — | — | — | — | –100[1] | — | 0 |
| **Cash flow before financing activities** | **—** | **—** | **—** | **—** | **798** | **—** | **763** |

1 Based on estimated distribution between paid and deferred tax for year 2001.

# *Pro forma financial key ratios*

| | Pro forma | | | | | | Actual |
|---|---|---|---|---|---|---|---|
| | 1996 | 1997 | 1998 | 1999 | 2000 | Jan–Sep 2000 | Jan–Sep 2001 |
| *Margins* | | | | | | | |
| Gross margin, % | 5 | 11 | 10 | 11 | 25 | 25 | 25 |
| Operating margin, % | 3 | 7 | 6 | 6 | 21 | 20 | 20 |
| *Return* | | | | | | | |
| Return on capital employed, %[1] | 5 | 12 | 9 | 7 | 30 | 28 | 30 |
| Return on equity, % | — | — | — | — | 41[2] | — | 35[4] |
| *Capital structure* | | | | | | | |
| Capital employed, SEK million | 2,908 | 3,473 | 3,960 | 4,452 | 4,828[3] | 4,834 | 4,745 |
| Shareholders' equity, SEK million | — | — | — | — | 2,224[3] | — | 2,904 |
| Interest-bearing net debt, SEK million | — | — | — | — | 2,604[3] | — | 1,841 |
| Capital turnover, times[1] | 1.8 | 1.7 | 1.5 | 1.3 | 1.4 | 1.4 | 1.4 |
| Interest coverage, times | — | — | — | — | 10.6 | — | 11.9 |
| Debt/equity, times | — | — | — | — | 1.2[3] | — | 0,6 |
| Share of risk-bearing capital, % | — | — | — | — | 39[3] | — | 52 |
| Equity ratio, % | — | — | — | — | 32[3] | — | 46 |
| Self-financing ratio | — | — | — | — | 2.5 | — | 4.1 |
| *Investments* | | | | | | | |
| Investments in fixed assets, SEK million | 1,055 | 970 | 592 | 728 | 679 | 527 | 275 |
| *Personnel* | | | | | | | |
| Average number of employees | 2,778 | 2,593 | 2,563 | 2,497 | 2,442 | 2,486 | 2,357 |

1 1996 based on capital employed as of 31 December 1996. January through September 2001 is based on moving twelve-month values. January through September 2000, includes net profit for the period proportionally adjusted upwards to a full-year value.
2 Calculated based on pro forma financial position as of 1 January 2001.
3 Relates to pro forma 1 January 2001.
4 Net profit for the period proportionally adjusted upwards to a full-year value.

## Per share data[1]

| | Pro forma 2000 | Actual Jan–Sep 2001 |
|---|---|---|
| Number of shares on the date of the listing of Billerud | — | 62,740,998 |
| Earnings per share, SEK | 14.40 | 10.83 |
| Equity per share, SEK | 35.45[2] | 46.29 |
| Cash flow before financing activities per share, SEK | 12.70 | 12.16 |

1 Based on the number of shares at the time for the listing of Billerud.
2 Calculated based on pro forma shareholders' equity as of 1 January 2001.

# Key figure definitions

## Margins

*Gross margin*
Operating profit before depreciation as a percentage of net turnover.

*Operating margin*
Operating profit as a percentage of net turnover.

## Return

*Return on capital employed*
Operating profit as a percentage of average capital employed.

*Return on equity*
Net profit as a percentage of average shareholders' equity.

## Capital structure

*Capital employed*
Total assets less non-interest-bearing liabilities, non-interest-bearing provisions and interest-bearing assets.

*Shareholders' equity*
Shareholders' equity at the end of the period.

*Interest-bearing net debt*
Interest-bearing provisions and liabilities less interest-bearing assets.

*Capital turnover*
Net turnover divided by average capital employed.

*Interest coverage*
Operating profit plus financial income divided by financial costs.

*Debt/equity*
Interest-bearing net debt divided by shareholders' equity.

*Share of risk-bearing capital*
Shareholders' equity plus deferred tax liability as a percentage of total assets.

*Equity ratio*
Shareholders' equity as a percentage of total assets.

*Self-financing ratio*
Cash flow from operating activities, excluding net financials items and tax, divided by investments in fixed assets.

## Per share data

*Earnings per share*
Net profit divided by the number of shares on the date of Billerud's listing.

*Equity per share*
Shareholders' equity at the end of the period divided by the number of shares on the date of Billerud's listing.

*Cash flow before financing activities per share*
Cash flow before financing activities divided by the number of shares on the date of Billerud's listing.

# *Comments to the pro forma financial statements*

## Overview

In recent decades long-term demand for paper products has largely kept pace with GDP. However, price changes have been greater than fluctuations in demand. This is due to the fact that short-term inventory changes and the capacity situation in the paper industry, as well as commodity prices, have a significant impact on market prices. Fluctuations in exchange rates can also have a significant effect on market prices. Since 1980 the total market for packaging paper has grown by an annual average of 3 per cent. However, growth has varied between different segments. Containerboard, for example, has grown by an annual average of 4 per cent, while consumption of brown sack paper has decreased during the period.

Billerud's income is generated from the sale of kraft paper, containerboard and market pulp. Billerud's customers consist primarily of European producers of packaging and sacks for, among others, the food and construction industries. In market pulp, Billerud primarily supplies producers of coated and uncoated fine paper, high-quality tissue, kraft paper and special paper, such as label paper. Net turnover has grown from SEK 5,210 million in 1996 to SEK 6,666 million in 2000. During the same period operating profit has grown from SEK 131 million to SEK 1,384 million.

The most important operating expense relates to wood raw material, which represents approximately a third of operating expenses. Wood and chips are supplied primarily by AssiDomän and Stora Enso, which together account for practically the entire delivery volume. Billerud has three-year delivery agreements with both of these suppliers, with deliveries made at market terms. In general, pulp prices in Sweden are affected by general economic conditions in the forest industry as well as by taxes and regulations, which affect the willingness of forest owners to fell their forests.

Personnel costs correspond to approximately one fifth of operating expenses. Billerud's units have implemented rationalisation programs, which have reduced personnel with slightly over 300 employees, or 2 per cent a year in the past five years, at the same time that production has increased by 3 per cent a year. For further information on Billerud's employees, see the section *Employees* on page 16.

Freight and other delivery expenses correspond to approximately 12 per cent of operating expenses. Billerud has entered into agreements on market terms with AssiDomän and Stora Enso, as a result of which Billerud will continue to use AssiDomän's and Stora Enso's existing transport system at least until 31 December 2002.

Expenses for electrical power and other energy, primarily oil, correspond to approximately 9 per cent of operating expenses, of which electrical power accounts for about two thirds. Of the total energy expense, 10 per cent is tax. Prices are affected by weather conditions, with dry periods and extreme cold periods resulting in a higher price.

Chemicals are also an important input material for Billerud, accounting for approximately 7 per cent of operating expenses.

Distribution of net turnover and operating expenses in 2000, SEK million



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Kraft paper
Containerboard
Market pulp
EUR
SEK
USD
GBP
Other
Sweden
Other EU countries
Rest of Europe
Rest of the world
Operating profit
Wood raw material
Staff costs
Freight, etc
Energy
Chemicals
Depreciation
Other expenses
Net turnover by product area
Net turnover by currency
Net turnover by geographic market
Expenses and operating profit

## First three quarters of 2001 compared with first three quarters of 2000

*Background*

Demand for Billerud's products has been relatively stable during the first nine months of 2001, with delivery volumes only marginally below the previous year's level. The market for Billerud's packaging paper was strong at the beginning of the year, but has since gradually weakened. Price reductions were implemented in local currencies, but have been compensated by the weakening of the Swedish krona.

Demand for market pulp has been low, but due to substantial production curtailments stocks held by pulp producers have fallen during the year. The price of long-fibre market pulp has fallen considerably, from USD 710 per tonne at the beginning of 2001 to USD 450 per tonne at the end of September 2001. Starting in October 2001, however, market pulp prices have increased somewhat.

Gross investments amounted to SEK 275 million, while depreciation during the same period amounted to SEK 259 million. Most of the investment amount relates to investment projects started before year-end 2000, primarily an evaporation unit and soda recovery boiler at Gruvön. Investment projects decided after year-end 2000 include replacement of washing filters at Skärblacka.

*Turnover*

Compared with the first nine months of 2000, net turnover increased by 6 per cent to SEK 5,175 million. The higher turnover was attributable to higher prices for kraft paper and containerboard and the weakened Swedish krona. This was offset by lower prices for market pulp. In total, deliveries decreased by 3 per cent compared with the corresponding period in 2000. Deliveries of sack paper decreased due to lower production of sack paper in favour of increased production of liner.

*Operating profit*

The operating profit of SEK 1,034 million for the first nine months of 2001 represents an improvement of SEK 36 million or 4 per cent compared with the first nine months of 2000. The increase was attributable to the higher average prices for Billerud's paper products, the largest part of which was due to the favourable effect of a weaker Swedish krona. The higher prices in Swedish kronor were offset, however, by lower pulp prices and higher variable costs, mainly due to higher wood and chemical prices.

Compared with the previous year, earnings were charged with SEK 32 million in non-recurring costs for the formation of Billerud and the stock exchange listing. In the previous year, a SEK 25 million repayment of surplus pension insurance funds was received from SPP. Adjusted for these two items, the earnings improvement, compared with the first nine months of 2000, was SEK 93 million.

## 2000 compared with 1999

*Background*

The first half of 2000 was distinguished by positive development in economic conditions in Billerud's most important markets. This resulted in solid demand for the Group's products, at the same time that increases in production capacity in the market remained limited. Market conditions led to positive price and volume trends during the year for the majority of Billerud's products.

Economic growth continued during the second half of the year, but with signs of a slowdown primarily in the US, but also in Europe. Prices on most paper products rose only marginally from the level of the first half-year. In the US, demand for corrugated board and containerboard decreased due to weaker industrial conditions and retail sales. In Europe, demand remained strong in most markets, and the price of containerboard stabilised at a high level. In Southern Europe, however, prices weakened slightly. The pulp market weakened towards the end of the year, with higher inventory levels and lower spot prices. Demand for kraft paper remained strong throughout the year.

In 2000 Billerud's mills made investments of SEK 679 million in total. The most important investment project included a new wood room at Skärblacka, for SEK 370 million, which resulted in both cost savings and quality improvements. Also, a number of small investments were made, mainly in the form of reconstruction work.

*Turnover*

Billerud's net turnover amounted to SEK 6,666 million in 2000, an increase of 24 per cent compared with 1999. In total, sales volume rose by 2 per cent. The remaining net turnover increase was primarily due to price increases in all segments. The sales mix also improved, through a significant increase in kraft paper volume. Fluctuations in exchange rates had only a marginal impact.

Kraft paper net turnover rose by 19 per cent, of which 10 percentage points consisted of volume increases owing to Billerud's long-term focus on kraft paper and the MG segment. The remainder of the net turnover increase was due to higher prices. Sales of containerboard rose by 21 per cent, mainly owing to price increases. In market pulp, sales volume fell by 10 per cent, mainly due to higher paper production within Billerud. Higher prices during the year nonetheless resulted in a turnover increase of 37 per cent, despite the decrease in volume.

*Operating profit*

Operating profit for 2000 amounted to SEK 1,384 million, compared with SEK 309 million in 1999. The profit improvement was mainly due to price increases, although the higher share of kraft paper also contributed to the improved result. The cost level rose by SEK 190 million, mainly due to higher wood prices and increased depreciation as a result of investments made.

The largest price-related profit improvement was in market pulp, where operating profit rose from SEK 46 million in 1999 to SEK 553 million in 2000, despite decreased volume. Operating profit in both of the other product areas also improved substantially, for kraft paper from SEK 231 million to SEK 588 million and for containerboard from SEK 91 million to SEK 299 million.

**1999 compared with 1998**

*Background*

After a weak start to the year the market for packaging-related products gradually strengthened. The economic recovery in Europe and Asia and continued strong North American economy were important factors. The improvement applied primarily to the previously weak market for kraft paper, although the market for market pulp also developed positively. In corrugated board, the positive trend was first noted late in the year.

In 1999 Billerud's mills invested in total SEK 728 million. Included, among other things, was a major investment in a new soda recovery boiler at Gruvön. Other investments during the year were mainly environmentally related, though they also resulted in certain quality improvements and capacity increases. Moreover, a number of small investments were made within logistics.

*Turnover*

Billerud's net turnover amounted to SEK 5,387 million for the year, a decrease of 1 per cent compared with 1998. Kraft paper net turnover remained unchanged in 1999 compared with 1998. A volume increase of 8 per cent was offset by a corresponding decrease of the price level. The volume increase was the result of Billerud's focus particularly on MG paper in recent years. Net turnover of containerboard fell by 4 per cent, a result of a 8 per cent volume increase offset by large price reductions. In market pulp, sales volume fell by 7 per cent, mainly as pulp production was used to a greater extent for Billerud's own paper production. However, thanks to higher prices during the year, net turnover fell only marginally. Exchange rate fluctuations had only a marginal impact on net turnover.

*Operating profit*

Operating profit in 1999 amounted to SEK 309 million, a decrease of 3 per cent compared with 1998. The decrease was due to changed product mix within the Kraft paper product area, lower prices in containerboard and lower volumes in market pulp. Expenses remained largely unchanged, with higher electricity and chemical prices and higher depreciation compensated by lower wood prices.

In kraft paper, profit fell by 22 per cent to SEK 231 million, as increasing volume could not compensate for lower prices. In containerboard, Billerud was able to compensate for lower prices with higher volume and cost reductions, thanks to which profit rose by 6 per cent to SEK 91 million. Operating profit for market pulp improved to SEK 46 million, from a loss of SEK 5 million in 1998. The volume decrease was well compensated for through price increases and cost cuts.

**Cash flow**

Billerud's cash flow, exclusive of financial net and taxes, is almost entirely driven by its profit before depreciation and investments during the period. Billerud's profit before depreciation is widely affected by fluctuations in global market prices for its products and in important currencies, like the US dollar and the euro. Moreover, Billerud's investments in production facilities are made gradually. All in all, this have caused Billerud's cash flow to vary widely. Overall, however, cash flow developed positively during the period as a result of the positive profit trend and decreased investments.

**Investments**

For the period 1996 through 2000 investments in fixed assets totalled SEK 4,024 million. These investments related primarily to production equipment. Investments have been made both to raise production volume and improve the quality of the Group's products. In addition, significant environmental investments have been implemented. Generally, these investments have also led to increased production volume and improved quality.

Billerud's objective is that the investments should be in line with depreciations. This includes investments in maintenance and environment as well as quality and capacity upgrades of existing machines. The Board of Directors intends in the near future to decide on the first of these upgrades, a re-build of paper machine 4 at Gruvön. The upgrade, a result of the decided product strategy, enables a redistribution of production towards prioritised paper grades.

### Financial position

As of 30 September 2001 Billerud had loans from its owners, Stora Enso and AssiDomän, corresponding to SEK 1.9 billion. Both operational risks and financial risks have been taken into account in the owners' capitalisation of Billerud. Stock market requirements and the capitalisation of other companies in the industry have been considered as well. As of 30 September 2001 Billerud's interest-bearing net debt amounted to SEK 1,841 million. The debt/equity ratio was 0.6 and the equity ratio 46 per cent. Financing from the two owners was received on market terms. See also the section *Other information – Financing* on page 52.

In connection with its forthcoming market listing, Billerud intends to replace the loans from AssiDomän and Stora Enso with external financing. Billerud has come to an agreement with Skandinaviska Enskilda Banken AB (publ) regarding a short-term multicurrency credit facility of SEK 2.2 billion, which can be utilised following the listing of Billerud's shares. See also the section *Other information* on page 52. The intention is that this facility shall be replaced by financing with longer maturities from a syndicate of banks led by Skandinaviska Enskilda Banken AB (publ). After the listing, Billerud will therefore no longer have any financing from Stora Enso or AssiDomän.

### Financial policy

Billerud's financial policy shall ensure that the Group's financial activities correspond with its overall financial objectives and shall clarify the financial risks the Group takes and how they will be limited. According to the financial policy, the Group must, at any given time, maintain a minimum of liquid assets, treasury bills and similar marketable instruments. Furthermore, unutilised credit facilities with remaining maturities of over one year will correspond to the higher of 5 per cent of Billerud's 12-month moving net turnover or three weeks of budgeted net payment flows plus SEK 50 million.

Loans and commitments will have an amortisation structure whereby maturing loans in any single year do not exceed 25 per cent of the total loan portfolio. The average fixed interest term on the debt portfolio will have a maturity of approximately eight months. The maximum allowable fixed interest term for any single loan is 24 months. The average fixed interest term of the investment portfolio will be six months.

### Billerud's tax position

The Group's effective tax rate is estimated at 28 per cent, i.e. the Swedish statutory tax rate. Moreover, Billerud has no significant tax loss carry forwards.

### Seasonal variations

As with most companies in the pulp and paper industry, Billerud encounters seasonal variations in net turnover and profit. These variations are limited, however, and fluctuations in the Group's net turnover and profit are primarily due to cyclical changes in demand for its products. There is a certain seasonal effect attributable to lower demand in connection with the holiday period in Europe, reducing net turnover slightly during the second half of June and in July and August. In addition, the mills annually conduct maintenance shutdowns that lead to a slight reduction in delivered volumes and adversely impact profit.

| Amounts in SEK million | 2000, pro forma | | | | 2001, actual | | |
|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 |
| Net turnover | 1,588 | 1,612 | 1,696 | 1,770 | 1,840 | 1,742 | 1,593 |
| Operating profit | 225 | 290 | 483 | 386 | 469 | 319 | 246 |
| Operating margin, % | 14 | 18 | 28 | 22 | 25 | 18 | 15 |

### Sensitivity analysis

Underlying demand for the Group's products is primarily affected by overall economic conditions. In addition, demand is driven by changes in inventory levels and capacity utilisation in the paper industry as well as commodity prices and exchange rates.

The Group's expenses are primarily affected by the price of the resources it uses in its production, such as wood, energy and chemicals. The table below shows how Billerud's operating profit is affected by an isolated change in several key income and expense factors. The reported effects are based on the pro forma accounts for 2000.

| Variable | Change | Approximate effect on operating profit in SEK million |
|---|---|---|
| Sales volume | ± 10% | ± 360 |
| Pulp price | ± 10% | ± 160 |
| Exchange rate, SEK | ± 10% | ± 400 |
| Wood price | ± 10% | ∓ 160 |
| Electricity price | ± 10% | ∓ 25 |

**Currency exposure and currency policy**

Billerud reports its financial information in Swedish kronor. Approximately 80 per cent of operating expenses are in Swedish kronor. The main expenses in foreign currency are for freight and imported chemicals. They are primarily denominated in euro and U.S. dollar. Consequently, the Group has a limited currency exposure with regard to expenses. On the other hand, approximately 75 per cent of its invoiced sales is in currencies other than Swedish kronor, mainly in euro and US dollar. The larger portion of invoiced sales in other currencies than US dollar and euro is, however, closely related to market pricing in these currencies. The underlying currency exposure with regard to turnover therefore exceeds 75 per cent.

The table below shows the approximate distribution of Billerud's net turnover in various currencies in 2000.

| Currency | Approximate share of Billerud's turnover, % |
|---|---|
| EUR | 40 |
| SEK | 25 |
| USD | 20 |
| GBP | 5 |
| Other | 10 |
| Total | 100 |

The table below shows how the value of the Swedish krona has changed in relation to the euro, US dollar and British pound during the financial years 1996 through 2000 as well as during the first nine months of 2001. A positive figure indicates that the Swedish krona has strengthened in value, while a negative figure indicates a weakening. All numbers indicate the change in per cent of the exchange rate compared to the same period previous year.

| | 1996 | 1997 | 1998 | 1999 | 2000 | Jan–Sep 2001 |
|---|---|---|---|---|---|---|
| EUR | +9 | −3 | −4 | +1 | +4 | −9 |
| USD | +6 | −14 | −4 | −4 | −11 | −15 |
| GBP | +7 | −20 | −5 | −2 | −4 | −7 |

In accordance with its financial policy, Billerud hedges 50 per cent of its net flows in foreign currency for the upcoming 12 months. Hedging can, however, increase up to 100 per cent if exchange rates allow the Group to achieve a return on capital employed of over 20 per cent. Hedging helps to increase the stability of earnings potential.

Billerud's foreign subsidiaries serve as agents to its Swedish production companies and therefore have very limited shareholders' equity. As a result, Billerud has a limited translation exposure.

**Outlook**

So far this year, market conditions have been mixed. The market for Billerud's paper products was strong at the beginning of the year but has since gradually weakened. At the same time, prices for market pulp have fallen substantially, although the prices have stabilised in the autumn.

After the end of September 2001, the market continued to weaken, resulting in price reductions for some of Billerud's paper products. Earnings for the fourth quarter 2001 are expected to be slightly lower than the earnings in the third quarter of 2001.

Long-term prospects for virgin fibre-based packaging paper are considered good. The material's main properties, strength and purity, have proven to be difficult to replace with other materials at competitive prices. Consequently, Billerud's products are expected to continue to grow.

Moreover, Billerud has a strong market position in several of its product segments. Further, Billerud has a strong cost position with competitive production facilities that are in good condition and offer significant coordination gains. Access to wood is considered satisfactory.

Against this background, Billerud is considered to have good prospects of reaching an average of 15 per cent return on capital employed over a business cycle. This estimation is based on average exchange rates for the last five-year period and on trend prices for the Group's products.

Billerud follows the recommendations of the Swedish Financial Accounting Standards Council and the accounting principles reported below, which will be followed in the future together with the Swedish Financial Accounting Standards Council's recommendations that take effect on 1 January 2002. The recommendations that take effect, and are put into practice by Billerud, on 1 January 2002 are not considered to have any material impact on Billerud's accounts.

### Pro forma accounts

The pro forma accounts for the years 1996–2000 have been prepared according to the recommendations of the Swedish Financial Accounting Standards Council in effect at the time and by applying the accounting principles reported below, with the exception of the reporting of deferred tax. As of 2001 Billerud applies the Swedish Financial Accounting Standards Council's recommendation on the reporting of income taxes (RR 9), which also took effect on 1 January 2001. The application of the Swedish Financial Accounting Standards Council's RR 9 involves a change of accounting principles and shall be reported according to the recommendations of the Swedish Financial Accounting Standards Council's RR 5, Report of a change of accounting principles. According to this recommendation, the new accounting principle shall normally be introduced retrospectively, and all comparable data for these years shall be adjusted. For the years ending 1999 and earlier, the Gruvön unit has not had a balance sheet with independent financing of loan, depreciation in excess of plan, and shareholders' equity. This explains why the deferred tax debt as of 31 December 1999 and earlier years cannot be established with reasonable accuracy. According to RR 5, the new principle can be put into practice, in such a situation, as from the time of change, which explains why translation according to RR 9 has been done as of 1 January 2001.

## Statutory consolidation

The consolidated accounts are prepared in accordance with the recommendation of the Swedish Financial Accounting Standards Council.

The consolidated financial statements include the parent company, Billerud AB, and those companies in which the parent company directly or indirectly owns more than 50 per cent of the voting rights of the shares or in which it otherwise exercises a controlling influence.

### *Acquisition accounting*

The consolidated accounts are prepared in accordance with acquisition accounting. This means that equity in subsidiaries on the acquisition date, including the estimated equity proportion of untaxed reserves, is totally eliminated against the book value of the shares in the respective subsidiary. Therefore, consolidated equity consists solely of the proportion of subsidiaries' equity generated after acquisition.

Assets, provisions and liabilities in acquired companies are included in the consolidated accounts at market value. Should the acquisition value of shares in subsidiaries exceed the market value of the acquired net assets, the difference is posted as goodwill.

Fixed assets and goodwill are depreciated/amortised in accordance with the principles described below under "Depreciation according to plan".

Should the acquisition value of shares in subsidiaries be lower than the market value of the net assets, negative goodwill will arise. Negative goodwill is normally used to write down the value of non-monetary fixed assets or is accounted for as a long-term liability and reversed in accordance with a specific plan.

The profits of enterprises acquired or divested during the financial year are only included in the consolidated profit and loss account for that part of the year in which such enterprises were part of the group or until their date of disposal.

### *Translation of foreign subsidiaries*

The balance sheets and profit and loss accounts of foreign subsidiaries are translated according to the current method. This means that assets and liabilities are translated at closing rates, while all profit and loss account items are translated at average exchange rates for the year. Any differences are posted directly to equity rather than reported in the profit and loss account.

## Income

Billerud's income is generated mostly from sale of manufactured products. Income from sale of products is reported as income provided the following conditions are met.

- All material risks and benefits related to owning the goods have been transferred to the buyer and Billerud does not have any real control over the goods that were sold.
- The income can be calculated in a reliable way.
- The financial advantages related to the transaction are likely to accrue to Billerud.
- Expenditure incurred or expected as a result of the transaction can be calculated in a reliable way.

## Leasing

Leased assets are reported as fixed assets in the balance sheet, provided the following conditions are met:

- ownership of the asset transfers automatically at the end of the leasing period;
- the leasing contract includes an option to acquire the asset at a favourable price;
- the leasing period includes the greater part of the asset's economic life or
- the present value of the leasing payments corresponds to, or exceeds, the acquisition value of the assets.

The depreciation according to plan of leased equipment posted under fixed assets is effected at the rates applied by the Group for similar acquired assets. In cases where there is no intention to acquire the leased assets after the expiry of the leasing period, the depreciation period does not extend beyond the expiry of the leasing contract.

In a few cases involving passenger cars, Billerud has entered into leasing contracts that are similar to financial leases, but since the amounts in question are not considered significant, they are not reported as fixed assets in the balance sheet.

### Write-downs

Billerud regularly reviews the values of its fixed assets. An asset's recoverable amount is calculated whenever there is an indication that the asset's value may have decreased. If the asset's reported value exceeds the recoverable amount, the asset is written down and the amount of the write-down is charged against earnings for that period.

By recoverable amount is meant the higher of an asset's net selling price and value in use.

Net selling price consists of the amount at which an asset can be transferred between parties that are independent of each other, well-informed and have an interest in the transaction. Deductions are made for direct selling expenses. Value in use consists of the present value of the estimated future payments that the asset is expected to give rise to during its useful life, including an estimated residual value at the end of that time.

Among the factors used to calculate an asset's value in use are as follows:

- estimates of future payment flows based on reasonable, verifiable assumptions that reflect the company's best estimation of the financial conditions expected during the remaining useful life of the asset;
- that the estimates refer to the asset in its current condition; and
- a discount rate before tax that reflects the market's current estimates of future monetary values and the risks associated with the asset.

The purpose is to try to calculate the recoverable amount for separate assets. If such calculation is not possible, the recoverable value is calculated for the cash-generating unit to which the asset belongs.

### Taxes

Deferred tax is calculated and reported. Deferred tax is calculated as the difference between the tax value and reported value of assets and liabilities, other tax-deductible temporary differences and any tax loss carry forwards. Valuations are made using the tax rates in effect on the closing day. In the balance sheet, the estimated tax cost reported to tax authorities is posted as short-term. The deferred tax is posted as a provision.

The reported tax charge includes both current tax and deferred tax.

### Receivables and liabilities in foreign currency

Foreign currency-denominated operating receivables and liabilities are valued at closing rates. Losses and gains on receivables and liabilities are posted in operating profit. To the extent forward contracts are used to hedge operating receivables and liabilities, the forward rate has served as a basis for valuating the corresponding receivables and liabilities.

Forward contracts are also signed for future deliveries. These contracts do not correspond to accounts receivables or accounts payable at the time of closing. Any unrealised exchange rate difference at closing date on this type of contract is not reported.

### Inventories and current receivables

Inventories are valued at the lower of the acquisition/production cost or net realisable value. In the sale of finished goods, net realisable value is the sales value less sales costs. In the case of semi-finished and input materials, net realisable value is the replacement value. The FIFO (first in, first out) principle is used as a general rule.

Uncertain accounts receivables are set up to the value that, after individual assessment, is calculated to be received.

### Depreciation according to plan

Tangible and intangible fixed assets are reported at acquisition cost less accumulated depreciation according to plan.

| | |
|---|---|
| Industrial buildings | 5% |
| Residential and office buildings | 2–3% |
| Land improvements | 5% |
| Heavy machinery | 5% |
| Light machinery | 10% |
| Other machinery and equipment | 20–33% |
| Goodwill | 20% |

# *Financial objectives and dividend policy*

## Financial objectives

The pulp and paper industry's development has historically followed a cyclical pattern, with fluctuations in the industry's earnings potential as a result. Billerud in its current structure has only been in operation for around nine months, but pro forma its three mills have posted an average return on capital employed of approximately 13 per cent during the past five years. During the period the return has varied between 5 and 30 per cent. Billerud believes that the Group of today has a new, stronger structure with improved prospects in the market for packaging paper. In formulating Billerud's return objective, the Board of Directors of Billerud has taken into consideration the three mills' historical profitability, average exchange rates, and pulp and paper prices during the latter years, and the competitive benefits that the merger is expected to generate. The objective is that the return on capital employed shall average at least 15 per cent over a business cycle.

Billerud's operations are affected to a significant extent by the prevailing economic conditions and therefore involve a significant operating risk. As a result, it is important that the Group's financial strength is improved during good years, to help it persevere during weak years. Against this background, Billerud has as its objective to maintain a debt/equity ratio between 0.6 and 0.9 over a business cycle.

Furthermore, Billerud's objective is that investments shall be in line with depreciation.

## Dividend policy

The objective is that the dividend shall amount to approximately 50 per cent of net profit over a business cycle. The dividend paid to shareholders will be dependent on Billerud's profit level, financial position, future development opportunities and other factors the Board of Directors considers significant.

Considering Billerud's current financial development and position and its financial objectives, the dividend for the financial year 2001 should, in the opinion of the Board of Directors, amount to SEK 3.50 per share, or in total approximately SEK 220 million.

However, this requires that unrestricted equity is available and that nothing unexpected occurs during the period up to the Annual General Meeting in 2002, which will affect or could affect Billerud's needs for consolidation, liquidity and financial position in general.

Furthermore, the Board of Directors intends to propose that the Annual General Meeting in 2002 authorise the Board of Directors to decide on repurchase of shares in Billerud AB.

# Risk factors

Shareholders should carefully consider the risks described below in their assessment of the Company's shares. The risks described here are not the only risks that the Company and those who own its shares face. Additional risks currently not known to the Company or that the Company currently considers insignificant may have a significant impact on its operations, financial position and operating profit. The price of the shares in Billerud AB may decline due to any of these risks, and investors may lose all or part of their investment.

This prospectus contains forward-looking information. Forward-looking assessments are uncertain. The Company's actual results may deviate significantly from the results expressed or implied in these statements due to a number of different factors within and outside the Company's control, including those described below.

### Dependency on exchange rates

Billerud reports its financial information in Swedish kronor. Approximately 80 per cent of operating expenses are in Swedish kronor. The main expenses in foreign currency are for freight and imported chemicals. They are primarily denominated in euro and US dollar. On the other hand, approximately 75 per cent of its invoiced sales is in currencies other than Swedish kronor, mainly euro and US dollar. Further, a portion of invoiced sales in Swedish kronor is closely related to market pricing in foreign currency. The underlying currency exposure with regard to turnover therefore exceeds 75 per cent. An unfavourable fluctuation in exchange rates between the Swedish krona and these currencies can therefore have a direct negative effect on Billerud's earnings and financial position as well as affect its competitive strength relative to the competition when such fluctuations affect companies differently.

The aim of Billerud's currency policy is to minimise the earnings impact of fluctuations in exchange rates. Still, exchange rates fluctuations will continue to affect the Company's earnings and financial position. See also the section *Other financial information* on page 39.

### Capacity expansion, capacity utilisation and pulp and paper prices

The market for Billerud's products is affected by changes in competitors' production capacity and product ranges. Historically, there have been periods with excess supply, which has caused volatile pulp and paper prices. Added capacity has often been an important cause of these fluctuations. At present, paper production capacity is being expanded in Asia and increased capacity utilisation is expected in Eastern Europe. This may lead to greater competition and declining market prices in the markets that are relevant to Billerud's products.

### Sensitivity to economic fluctuations

Billerud intends to increase its focus on certain market segments in the years ahead. Growth in these segments is affected by a number of factors, not least of which is overall economic development. Demand for Billerud's products has shown a close relationship to the overall economy. A slower growth rate than expected in the market segments that Billerud focuses on or a general economic slowdown may adversely affect Billerud's turnover and profit.

### Further industry consolidation

The pulp and paper industry is currently undergoing a consolidation, due to which players are becoming larger and more specialised. The merger that created today's Billerud is a prime example. Some of Billerud's competitors have greater financial resources and therefore better opportunities than Billerud to implement acquisitions and invest in more cost-effective production facilities, product development and marketing.

While increased consolidation could benefit niche players, such as Billerud, as larger companies increasingly focus on fewer but large segments, consolidation in general could impair the Group's market position and competitive strength, which in turn could have a negative effect on its turnover and profit.

In addition, there has been some vertical consolidation, primarily in the European sack paper market, with sack paper producers having acquired sack manufacturers. If this trend continues, it could eventually shrink the open market for sack paper in Europe, which could negatively impact the development of the Group's turnover and profit.

### Increased insurance costs

Many of Billerud's insurance policies are due to be renewed shortly. Uncertainty exists as to the size of future premiums for the same level of protection. Premiums may increase significantly due to, among other things, recent accidents in the forest industry and the effects on insurance companies of the terrorist attacks in the US on 11 September 2001. Higher insurance premiums could adversely affect the Group's operating profit.

### Wood raw material and wood prices

Access to fresh wood fibre is critical to Billerud's paper production. Billerud does not have any forest assets of its own, making it dependent on outside deliveries of wood raw material. The Group has entered into agreements with AssiDomän and Stora Enso on deliveries of wood until the end of 2003. These agreements may, however, be terminated in advance under certain circumstances. The Company believes that the co-operation may continue after the expiry of the contract term. See also the section *Other information* on page 51.

If the wood supply agreements are cancelled and Billerud is unable to secure wood deliveries in another manner, it could significantly disrupt Billerud's production and other operations. In Billerud's opinion, however, the probability that this will occur is low. Other serious problems with wood raw material deliveries, such as labour conflicts, or similar, could have the same consequences.

In 2000, Billerud's total costs for purchases of wood raw material amounted to approximately SEK 1,600 million, which corresponded to approximately one-third of the Group's total operating expenses. Lower supply or increased demand for pulpwood could result in higher wood raw material prices. To the extent any cost increases cannot be compensated by price increases for the Group's products, the Group's profit will be affected negatively.

### Energy and oil prices

Energy accounts for a significant share of the manufacturing cost of pulp and paper. In 2000, Billerud's total costs for energy purchases amounted to approximately SEK 450 million, which corresponded to approximately 9 per cent of the Group's total operating expenses. Higher energy prices mean higher manufacturing costs for Billerud. Crude oil is used in the manufacture of certain input material, such as latex and optical bleaching agent, which in turn are used in paper manufacture. In 2000, the total purchase price of such input material amounted to approximately SEK 380 million. Higher crude oil prices also mean higher prices for this input material and thus higher manufacturing costs. To the extent future cost increases for energy and crude oil-based input material cannot be compensated by price increases for the Group's products, the Group's profit will be affected negatively.

### Substitute packaging material

Billerud is primarily active in the market for packaging paper. At the same time that the pulp and paper industry is continuously improving paper quality and properties, new alternative packaging materials are constantly being developed. If use of other packaging material, such as plastic, glass and metal, increases for certain areas of application at the expense of paper or if the use of packaging in general diminishes, Billerud's turnover and profit could be affected negatively.

### New organisation

Billerud in its current form was established in early 2001 and a new organisation is being implemented. So far this process has progressed according to plan. Still, problems associated with the merger of two different corporate cultures and managing a new organisation could arise. Such problems could adversely affect the Group's operations and efficiency.

### Permits for environmentally hazardous operations

The operations Billerud conducts are classified as environmentally hazardous and may not be performed without permits. Also, changes in operations often require permits. Environmental compliance requirements are constantly being tightened, and increasingly stringent demands are being placed on business operators. As a result, changes in legislation could, directly or through decisions by environmental courts or authorities, place demands on Billerud that may necessitate significant investments, increased costs or significant limitations in production. A large part of the terms of the permits for Billerud's operations is currently being re-evaluated by environmental courts. See also section *Environment – Legislation and government permits* on page 14.

### Liability for environmental damages

Those who cause environmental damages in principle bear full liability according to the provisions of the Environmental Code. This includes liability for damages even if the damage is not caused intentionally or due to negligence. Furthermore, the burden of proof has been eased for those who wish to assert claims arising from environmental damages. The risks for environmental damages are significant in Billerud's business. Compensation claims resulting from any damages caused by Billerud's operations are difficult to predict but can be significant in scope and amount.

Environmentally hazardous operations have been conducted for a long time at the sites where Billerud's mills are currently located, and it is possible that Billerud could be ordered to investigate and remediate any affected industrial areas where operations are being or have been conducted. Similar expenses may arise for real properties that Billerud owns or has previously owned.

# *Share capital and ownership structure*

## Share capital

The share capital in Billerud amounts to SEK 784,262,475, divided into 62,740,998 shares, each with a par value of SEK 12.50. All shares carry one vote and share an equal right to the Company's assets and profits.

At a General Meeting, each shareholder entitled to vote may do so for the full number of shares he/she owns and represents without any limitation on the number of votes.

Changes in share capital

| Year | Transaction | Change in no. of shares | Change in share capital | Total no. of shares | Par value per share | Share capital |
|---|---|---|---|---|---|---|
| 2000 | — | — | — | 3,500,000 | 100 | 350,000,000 |
| 2001 | Non-cash issue | 3,500,000 | 350,000,000 | 7,000,000 | 100 | 700,000,000 |
| 2001 | Split | 49,000,000 | — | 56,000,000 | 12.50 | 700,000,000 |
| 2001 | Bonus issue | 6,740,998 | 84,262,475 | 62,740,998 | 12.50 | 784,262,475 |

## Ownership structure

Shown below is Billerud AB's ownership structure as if the distribution to AssiDomän AB's shareholders had occurred on 4 October, 2001, and based on the assumption that the share split and bonus issue resolved by the extraordinary General Meeting on 17 October 2001 (see the diagram above) already had been carried out on 4 October, 2001. Based on the ownership structure of AssiDomän AB on 4 October, 2001, Billerud AB's ownership structure assuming that the bid from the Swedish state, through Sveaskog AB, for outstanding AssiDomän AB shares be accepted by the shareholders below, and completed in accordance with the terms announced on 10 October 2001, is also shown. These terms include, inter alia, shares in Billerud AB as part of the consideration. See also section *Information on Sveaskog's bid for AssiDomän* on page 5.

| | Following distribution | | Upon completion of Sveaskog's bid for AssiDomän | |
|---|---|---|---|---|
| | No. of shares | % of capital and votes | No. of shares | % of capital and votes |
| Stora Enso | 18,822,300 | 30.0 | 18,822,300 | 30.0 |
| The Kingdom of Sweden | 15,510,088 | 24.7 | 0 | 0.0 |
| Capital Group mutual funds | 2,584,615 | 4.1 | 3,995,723 | 6.4 |
| Alecta | 2,504,710 | 4.0 | 3,872,193 | 6.2 |
| Franklin-Templeton mutual funds | 2,188,361 | 3.5 | 3,383,127 | 5.4 |
| SEB mutual funds | 1,745,234 | 2.8 | 2,698,069 | 4.3 |
| Investor | 1,375,385 | 2.2 | 2,126,296 | 3.4 |
| SEB-Trygg Försäkring | 709,154 | 1.1 | 1,096,327 | 1.7 |
| SEB | 556,483 | 0.9 | 860,303 | 1.4 |
| Zenit fund | 473,077 | 0.8 | 731,360 | 1.2 |
| Tredje AP-fonden | 439,431 | 0.7 | 679,344 | 1.1 |
| Andra AP-fonden | 345,849 | 0.6 | 534,671 | 0.9 |
| Första AP-fonden | 317,908 | 0.5 | 491,474 | 0.8 |
| SPP Livförsäkring AB | 251,432 | 0.4 | 388,705 | 0.6 |
| Other | 14,916,971 | 23.7 | 23,061,106 | 36.6 |
| **Total** | **62,740,998** | **100.0** | **62,740,998** | **100.0** |

Source: SIS Ägarservice.

# *Share capital and ownership structure*

### Share distribution

Below is shown the proportions of the sizes of shareholdings in Billerud AB following the distribution, based on VPC's share register for AssiDomän AB on 16 October 2001. Stora Enso's holding in Billerud AB, 18,822,300 shares, has been posted under "60,001 –".

| Size of holding | | Number of directly registered shareholders | % | Number of shares | % |
|---|---|---|---|---|---|
| 1– | 60 | 169,049 | 94.5 | 5,352,587 | 8.5 |
| 61– | 600 | 9,581 | 5.4 | 1,189,767 | 1.9 |
| 601– | 6,000 | 145 | 0.1 | 165,788 | 0.3 |
| 6,001– | 30,000 | 5 | 0.0 | 104,687 | 0.2 |
| 30,001– | 60,000 | 2 | 0.0 | 79,846 | 0.1 |
| 60,001– | | 9 | 0.0 | 37,705,991 | 60.1 |
| Nominees | | 26 | 0.0 | 18,142,332 | 28.9 |
| **Total** | | **178,817** | **100.0** | **62,740,998** | **100.0** |

Source: VPC.

### Shareholders' agreement

In November 2000, prior to the merger of the mills (see also *Other information,* page 51), Stora Kopparberg and AssiDomän AB reached a consortium agreement regulating the ownership of Billerud AB. In the consortium agreement, the parties have undertaken, inter alia, during the time the agreement remains in force and for a period of twelve months thereafter, not to engage in the product areas sack and kraft paper in any way other than through the ownership of their shares in Billerud AB. These commitments are subject to certain grounds for relief. In connection with its approval to establish Billerud in its current structure, the EU Commission approved that competitive restrictions apply to Stora Kopparberg and AssiDomän AB for a certain period in the areas where they conducted operations prior to the amalgamation.

With the exception of the provisions on confidentiality and competitive restrictions, the consortium agreement will terminate when Billerud AB is listed on the stock exchange.

### Lock-up agreements

Stora Enso, which on the listing date is the largest shareholder in Billerud AB, and holds 30 per cent of the number of shares in Billerud AB, has agreed not to dispose of any shares in Billerud AB before the end of April 2002, without written consent of Carnegie and Enskilda Securities. Stora Enso does not intend to remain a shareholder of Billerud in the long term.

Should Sveaskog AB's bid not be completed, neither the Swedish state nor Förvaltningsaktiebolaget Stattum will dispose of any shares in Billerud AB before the end of April 2002.

# *Board of Directors and Auditors*


Ingvar Petersson


Björn Björnsson


Gösta Brink


Stewe Cato


Kurt Lindvall

All the current members were elected to the Board of Directors in early 2001.

**Ingvar Petersson,**
Chairman, born 1941.
Chairman of the Boards of Försäkringsbolaget Pensionsgaranti, ömsesidigt (FPG) and Arbetsmarknadsförsäkringar, ömsesidigt kreditförsäkringsbolag (AMFK).
Holding in AssiDomän: –

**Björn Björnsson,**
born 1946, conducts his own consulting business within the financial sector. Member of the Boards of AssiDomän AB, B & N Nordsjöfrakt AB, JM AB, Salus Ansvar AB and E. Öhman J:or Kapitalförvaltning AB, among others.
Holding in AssiDomän: 4,800 shares.

**Gösta Brink,**
born 1942, employee representative (the Federation of Salaried Employees in Industry and Services).
Holding in AssiDomän: 292 shares.

**Stewe Cato,**
born 1953, employee representative (the Swedish Paper Workers' Union).
Holding in AssiDomän: –

**Kurt Lindvall,**
born 1951, employee representative, deputy (the Swedish Paper Workers' Union). Holding in AssiDomän: –

**Per Lundberg,**
born 1943, Partner and Member of the Board of Ledstiernan AB. Deputy Chairman of Sophiahemmet AB. Member of the Boards of the Institute for Research in Economic History at the Stockholm School of Economics, the Swedish-American Chamber of Commerce in New York and the Swedish Securities Council, among others.
Holding in AssiDomän: –

**Per Nilsson,**
born 1946, employee representative, deputy (the Federation of Salaried Employees in Industry and Services).
Holding in AssiDomän: –

**Yngve Stade,**
born 1947, Senior Executive Vice President of Stora Enso Corporate Support, Stora Enso. President of Stora Kopparbergs Bergslags AB. Other directorships: Member of the Board of STFI AB, Fortek AB and the Association of Swedish Forest Industries, among others. Holding in AssiDomän: –

**Meg Tivéus,**
born 1943, President and Board Member of AB Svenska Spel. Member of the Boards of Swedish Match AB, ARK Resebyrå AB, Kungliga Operan AB and Danderyds Sjukhus AB, among others.
Holding in AssiDomän: –

**Bert Östlund,**
born 1948, President and CEO of Billerud. Bert Östlund has held a number of positions with Stora Enso since 1987, including Division Manager of Stora Enso Pulp and Stora Cell, President of Stora Celbi in Portugal and Financial Director of Stora Cell.
Holding in AssiDomän: –

*Auditors*

**Caj Nackstad,**
born 1945, Authorised Public Accountant, KPMG, Auditor for Billerud since 2001.

**Owe Wallinder,**
born 1949, Authorised Public Accountant, KPMG, Auditor for Billerud since 2001.


Per Lundberg


Per Nilsson


Yngve Stade


Meg Tivéus


Bert Östlund

Holdings in AssiDomän refer to individual's own and those of related parties.

# Senior Management



Bert Östlund



Stina Blombäck



Peter Davidson



Staffan Fors



Torbjörn Joghed

**Bert Östlund,**
President and CEO of Billerud since 2001. See page 47.

**Stina Blombäck,**
born 1951, SVP, Mill Manager, Karlsborg Mill since 2001. Since 1975, Stina Blombäck has held a number of positions in the pulp and paper industry in Sweden, most recently as Research Director at AssiDomän.
Holding in AssiDomän: 8,000 call options.

**Peter Davidson,**
born 1951, SVP, Mill Manager, Skärblacka Mill since 1999. Since 1984 Peter Davidson has held a number of positions in the Nordic forest industry, including Mill Manager at Klippans Bruk, Klippan AB and executive at Norske Skog Corporate Development.
Holding in AssiDomän: –

**Staffan Fors,**
born 1956, SVP, Paper Marketing, since 2001. Staffan Fors previously held the position of Sales Director of Stora Enso's Pulp Division and President of Stora Enso Pulp International GmbH. In addition to many years of management responsibilities within marketing and sales, he has experience from product development for special paper grades and fluff pulp for hygiene products.
Holdings in AssiDomän: –

**Torbjörn Joghed,**
born 1944, SVP, Mill Manager, Gruvön Mill since 1996. Since 1972 Torbjörn Joghed has held a number of positions at Stora Enso, including Finance Director of Stora Paperboard AB and Stora Billerud AB.
Holding in AssiDomän: 150 shares.

**Nils Lindholm,**
born 1954, CFO since 2001. Nils Lindholm has held a number of positions with SCA since 1989, most recently as Finance Director of SCA Hygiene Products.
Holding in AssiDomän: 115 shares.

**Anna-Lena Nyberg,**
born 1944, SVP, Corporate Human Resources as from 1 January, 2002. Anna-Lena Nyberg has held leading positions within the Personnel area, and in 1994–2001 as Human Resources Director, in AssiDomän.
Holding in AssiDomän: 864 shares and 8,000 call options.

**Anders Snell,**
born 1950, SVP, Corporate Technology and Environment since 2001. Anders Snell has held a number of leading positions at Stora Enso and AssiDomän since 1976, including President of Stora Enso Norrsundet and Stora Enso Grycksbo, Plant Manager at AssiDomän Karlsborg, President of AssiDomän Skärblacka and Technology Director at AssiDomän.
Holding in AssiDomän: 8,000 call options.

**Niklas Söderström,**
born 1950, SVP, Pulp Marketing since 2001. During the period 1991–1997, Niklas Söderström was Marketing Director, Pulp at Rottneros AB and from 1997 Marketing Director, Pulp at AssiDomän.
Holding in AssiDomän: –



Nils Lindholm



Anna-Lena Nyberg



Anders Snell



Niklas Söderström

### Salaries, remuneration and auditors' fees

The Board of Directors will receive fees totalling SEK 550,000 for the financial year 2001, of which the Chairman will receive SEK 250,000.

For 2001, the CEO will receive annual compensation corresponding to approximately SEK 2.3 million exclusive of bonuses, if any, and the other senior executives will receive aggregate annual compensation corresponding to approximately SEK 8.9 million exclusive of bonuses, if any.

Auditors' fees are paid as invoiced and estimated for 2001 at approximately SEK 1 million.

All senior executives are also covered by a bonus programme, which for the CEO can amount to maximum 40 per cent of his annual salary and for other senior executives up to 30 per cent of their respective annual salaries. Bonuses are based partly on individual performances and partly on Billerud's profit. Two senior executives have been guaranteed full bonuses for 2001, one of whom is also guaranteed a full bonus for 2002.

The Board of Directors of Billerud intends to establish a share-related incentive program that must be approved by the company's shareholders. The Board's intention is that the terms and conditions of the new incentive program will comply with generally accepted practices in Sweden for similar companies.

In connection with Billerud AB's forthcoming market listing, Björn Björnsson, in addition to his Board duties, serves as a consultant for Billerud on matters concerning the listing. The consulting assignment ends in connection with the listing, however, not later than 31 December, 2001. Björnsson has, as at 30 June, 2001, through a company, invoiced Billerud fees of SEK 100,000 exclusive of VAT for these services. The total fee of the assignment is maximised to SEK 250,000 exclusive of VAT.

### Pensions

The CEO may retire at age 60. Between ages 60–65, his pension will be paid at 60 per cent of pensionable salary. The CEO is also covered by the ITP plan (supplementary pensions for salaried employees). In addition, Billerud allocates pension provisions using a percentage rate that varies by age on the portion of his annual salary exceeding 20 base amounts.

The retirement age for other senior executives is 62. Their pension level between ages 62–65 consists of 70 per cent of their respective salaries. This pension is secured through insurance.

The other senior executives are also covered by the ITP plan. Twenty per cent of the portion of their respective annual salaries exceeding 30 base amounts is allocated as a premium for additional retirement pension insurance.

### Notice and severance pay

If terminated by the Company, the CEO has a six-month term of notice. In this case, in addition to his salary during the term of notice, he will receive severance pay corresponding to 18 months salary, payable monthly following the term of notice. If Billerud exempts the CEO from working duty during the term of notice, any income he earns from a new employer or his own business will be deducted from the wages paid by Billerud. Similar settlement may be made in the case of severance pay as well. Should he leave the Company voluntarily, the CEO will have a term of notice of six months and no severance pay is payable.

The employment contracts of the other senior executives can be terminated by Billerud with a six-month term of notice, with the exception of one case, where the term of notice is twelve months. In addition to their salary during the term of notice, they will receive severance pay corresponding to 12 months salary, and in one case 18 months, payable monthly following the term of notice. If Billerud exempts these executives from working duty during the term of notice, any income they earn from new employers or their own businesses will be deducted from the salaries paid by Billerud. Similar settlement may be made in the case of severance pay as well. Should they leave the Company voluntarily, they will have a term of notice of six months and no severance pay.

### Board of Directors' rules of procedure

The Board of Directors of Billerud has established rules of procedure. According to the rules, the Board shall meet at least six times a year. The matters brought before scheduled Board meetings are described in the rules.

The rules of procedure also include reporting instructions to Board meetings regarding the Billerud Group's operations, results, financial position and liquidity.

The Board's rules also include instructions to the CEO on his responsibilities and authority within Billerud. The Board has established a compensation committee for issues regarding remuneration to the senior executives.

The Board intends to propose to the shareholders that a nominating committee be established to handle issues regarding the composition of the Board and election of new members.

# *Extract from the articles of association and other corporate information*

### Company name
The name of the Company is Billerud Aktiebolag (publ).

### Operations
The purpose of the Company is to directly and indirectly conduct forest industry operations, particularly the manufacture and sale of pulp and paper, as well as related business activities.

### Share capital
The Company's share capital shall amount to not less than 700,000,000 Swedish kronor and not more than 2,800,000,000 Swedish kronor. Each share shall have a par value of 12.50 Swedish kronor.

### Registered office
The Board of Directors shall maintain its registered office in Stockholm.

### Board of Directors and Auditors
The Board of Directors shall consist of not fewer than six and not more than ten members, with not more than six deputies. The members and, when appropriate, the deputies are elected each year at the Annual General Meeting to serve until the end of the following Annual General Meeting.

One or two auditors, with not more than two deputy auditors, shall be elected in accordance with the provisions of the Swedish Companies Act.

### Notices
Notice of a General Meeting shall be published in the Official Swedish Gazette and in Dagens Nyheter or Svenska Dagbladet or any other national daily newspaper.

Shareholders who wish to take part in the proceedings of a General Meeting are required both to be included in the printout of the entire shareholders' register as at ten days before the meeting and to notify the Company of their intention to attend no later than 4.00 p.m. on the day stated in the notice of the General Meeting. This day may not be a Sunday, other public holiday, Saturday, Midsummer Eve, Christmas Eve or New Year's Eve, and may not fall earlier than five working days before the General Meeting.

At the General Meeting, shareholders may bring one or two advisors, but only if the shareholder has already notified the Company of his intention to do so in accordance with the provisions of the paragraph above.

### Financial year
The calendar year shall be the Company's financial year.

### Record date provision
Those who on the stipulated record date are recorded in the register of shareholders or list as provided for in Chapter 3 Section 12 of the Swedish Companies Act shall be considered entitled to receive dividend payment and, in the event of a bonus issue, new shares that accrue to the shareholders and to exercise the shareholder's preferential right to participate in issues of new shares/securities.

### Other corporate information
Billerud AB's registration number is 556025-5001. The Company was registered with the Swedish Patent and Registration Office ("PRV") on 29 December 1926 and has conducted business since then. The Company's legal form of business entity is regulated by the Swedish Companies Act (1975:1385). Billerud AB's current articles of association were adopted by the Extraordinary General Meeting on 17 October 2001.

### Billerud's current legal structure

Billerud's legal structure is briefly described in the section *Organisation* on page 15. The creation of today's Billerud was essentially done through a non-cash issue in Billerud AB in February 2001, which at the time was a wholly owned subsidiary of Stora Kopparberg. AssiDomän AB subscribed for all the shares in the issue in return for all its shares in AssiDomän Karlsborg AB and AssiDomän Skärblacka AB, together with a small shareholder's contribution. Following the issue, AssiDomän AB and Stora Kopparberg each owned 50 per cent of the shares in Billerud AB. The EU Commission had approved the merger before the non-cash issue and related transactions were carried out.

The cartonboard mill in Skoghall was previously part of Billerud AB, but was transferred through a business transfer agreement to a company within Stora Enso. In addition, Billerud AB transferred all its shares in subsidiaries and associated companies and property not affiliated with the Gruvön mill to companies within Stora Enso.

Moreover, Billerud acquired certain real properties and intellectual property rights from Stora Enso, although Stora Enso retained the right to utilise free of charge the patent rights that it transferred.

In addition to the shares in the companies transferred to Billerud AB, Billerud acquired all the shares in AssiDomän's former sales companies in Denmark and the UK that were associated with AssiDomän Karlsborg AB and AssiDomän Skärblacka AB. The Danish company is currently under liquidation, which is expected to be finalised by year-end 2001. Moreover, AssiDomän transferred certain assets to Billerud, including a coating machine at the Karlsborg mill and certain R&D equipment at the Skärblacka mill. Certain real properties in Kalix were transferred from Billerud Karlsborg AB to companies within AssiDomän.

In 2001, Billerud AB has established new subsidiaries in Germany, Italy, Spain and France. It also acquired from AssiDomän a Dutch company that previously had not engaged in any operations.

Moreover, Billerud AB owns 12.5 per cent of the shares in Scankraft Paper AB, a company that co-ordinates sales and marketing of unbleached sack paper in certain non-European markets.

The holding is covered by a shareholder's agreement containing, among other things, provisions on restrictions on the transfer or pledging of shares in the company, the right of first refusal and redemption of shares, and the company's management and control.

In summer 2001, Billerud AB acquired from Stora Enso 4 per cent of the voting rights and share capital in Vänerhamn AB, a company which conducts operations in a number of ports on Lake Vänern. The shareholding in Vänerhamn AB is subject to a shareholder agreement. Other shareholders in Vänerhamn AB include O.F. Ahlmark & Co Eftr AB and some municipalities around Lake Vänern.

### Agreements with related companies

In order to enable Billerud's operations during a transition period following the merger, agreements were signed between Billerud and companies within Stora Enso and AssiDomän covering, among other things, wood and electricity supply, logistics and transports, certain production, purchase, and IT services. Certain of these agreements are described briefly below. As to administration, Billerud buys administrative services, including legal and research and development services, from Stora Enso and AssiDomän respectively.

*Wood agreements*

Billerud Skärblacka AB and Billerud Karlsborg AB have entered into supply agreements with AssiDomän Wood Supply AB on the delivery of fibre raw material. According to these framework-style agreements, AssiDomän Wood Supply AB is responsible for the supply of fibre raw material (softwood pulpwood, softwood chips and hardwood pulpwood) to the mills in Skärblacka and Karlsborg. The agreements are valid until and including 31 December 2003. The Company believes that the co-operation may continue after 2003.

Timber contracts, which stipulate, among other things, volumes and inventory objectives, are established annually. Prices, which are set quarterly after negotiations between the parties, should correspond to market prices. The supply agreement contains a provision giving AssiDomän Wood Supply the right to renegotiate the conditions of the agreement in the event of changes in industry capacity, the production concept or ownership of the Skärblacka or Karlsborg mills. Moreover, the agreements can be terminated with 18 months' notice if the parties cannot agree on pricing terms.

Stora Enso Skog AB and Billerud AB have entered into a supply agreement on the delivery of fibre raw material (softwood pulpwood, softwood chips and hardwood pulpwood) to the Gruvön mill. The agreement has the same expiration date and essentially the same terms and termination provisions as the wood supply agreements described above.

In connection with its approval of the joint venture arrangement, the EU Commission also approved the wood agreements as ancillary to the merger.

*Agreements on logistics and transports*

AssiDomän AB, Billerud Skärblacka AB and Billerud Karlsborg AB have entered into a master agreement on logistics co-operation whereby Billerud Skärblacka AB and Billerud Karlsborg AB will continue to use AssiDomän's existing transport system for a specific future period.

Billerud AB has also entered into an agreement on logistics co-operation with Stora Enso Transport and Distribution AB, so that the Gruvön mill will have access to functioning transport and logistics solutions.

## Other significant agreements

*Purchases*

Billerud's largest cost items are its purchases of wood, chemicals, electricity, oil, maintenance and spare parts.

The goods used in production at the mills are widely available and Billerud normally signs purchasing agreements for periods ranging between six months and two years. Since the establishment of today's Billerud, each mill has ordered goods from suppliers in accordance with the agreements entered into by AssiDomän or Stora Enso, respectively. As these agreements expire, Billerud will sign new ones in its own name with each supplier.

*Sales*

Billerud's products are mainly sold through the Group's own sales offices. Sales are often based on long relationships between customers and the mills that are now part of Billerud.

Sales of Billerud's paper rarely involve long-term written contracts; instead, a large share of its products is delivered after the receipt of orders from customers. Written customer contracts generally do not contain any obligations on the part of the customer to buy, or Billerud to sell, a specific volume. They merely provide indicative volumes. Prices in customer contracts are often negotiated quarterly.

With regard to white sack paper, Billerud has signed a sales agreement with Frantschach Industrial Packaging and its subsidiaries. According to the agreement, the Frantschach companies will purchase a specific larger amount of bleached sack paper per year.

The largest part of Billerud's pulp sales is governed by agreements generally covering longer periods and notice periods. One agreement on major deliveries of pulp contains a change in ownership clause. This means that the customer has the right to terminate the agreement in connection with a change in ownership of Billerud, which could be the case with AssiDomän AB's distribution of its shares in Billerud AB. Further, Stora Enso is a customer of Billerud in terms of pulp.

Billerud has a number of agents that handle the sale of its products in foreign markets. Among others, Stora Enso is an agent for Billerud in certain markets outside Europe. Billerud has signed agreements with certain Swedish and foreign agents, though far from all of them. As a result, those agent relationships that are not contractually stipulated may be governed by applicable law. Even when agreements have been signed with foreign agents, mandatory law may affect the relationship between Billerud and the agent in question.

## Intellectual property rights

Billerud AB is the registered holder in Sweden of a registered figurative mark with the text "Billerud". Moreover, Billerud AB in March 2001 applied to register in Sweden the Billerud logotype in the same design as the current trademark.

In connection with the establishment of Billerud, AssiDomän transferred to Billerud a Swedish patent for the sack paper product Quick-Fill. However, a number of parties have objected to this patent, and thus the patent may be voided. In addition, companies within the Frantschach group have the right, as long as a patent or an application for a patent regarding the Quick-Fill method remains in force, to use the patent free of charge.

In addition to the Billerud trademark and the patent for Quick-Fill, Billerud does not consider any of its current intellectual property rights to be of material importance.

## Financing

At present, Billerud's operations are financed largely through loans from AssiDomän AB and Stora Kopparberg, which are due to be repaid at the latest on 28 December 2001.

In order to refinance the debt from AssiDomän AB and Stora Kopparberg soon after its forthcoming market listing, Billerud AB has signed an agreement with Skandinaviska Enskilda Banken AB (publ) on a short-term credit facility. In the agreement, Billerud has, among other things, undertaken under certain circumstances not to pledge its assets, merge with another company or acquire any companies or businesses. Furthermore, the bank may terminate the agreement if any person or group of persons acquires control of more than 50 per cent of the shares or votes in Billerud AB. The intention is to replace this loan agreement with new, longer-term loans from a syndicate of banks.

### Real properties

Billerud owns the real properties that its mills are located on as well as a number of real properties of various types near the mills. The head office in Solna, outside Stockholm, is leased under an agreement which expires in 2006.

When the three mills were separated from their former groups, Billerud acquired certain real properties in the area around Gruvön from Stora Enso. Also, Billerud sold certain properties in Kalix and Grums to AssiDomän and Stora Enso, respectively. Certain of these sales require property redistributions, or similar, because of which the buyers in certain cases have not yet been registered as the owner of the real properties in question.

### Insurance

Billerud is of the opinion that the Group's business operations are and have been adequately insured, taking into account the type of operations performed. The Company has, among other things, property and business interruption insurance covering a significant amount. It has also obtained liability insurance that covers, among other things, certain forms of environmental damage resulting from accidents, however, not all types of environmental damage.

Many of Billerud's insurance policies are due to be renewed shortly. There is some uncertainty as to future premium levels, which may increase as a result of, inter alia, recent accidents in the industry and the effects on insurance companies of the terrorist attacks in the US on 11 September 2001.

### Disputes

Billerud's operations are of such nature that it is not unusual for legal proceedings before government agencies or courts.

Pending matters before environmental courts relating to permits are described in section *Environment – Legislation and government permits* on page 14. Except for these, there are no disputes, which, if resolved against the Company either individually or as a whole, would significantly affect Billerud's earnings or financial position.

The Board of Directors of Billerud is not aware of any circumstances that could lead to a dispute of not insignificant scope for Billerud.

# *Interim Report 1 January–30 September 2001*

Excerpt from Billerud's interim report, published on 25 October, 2001.

All financial information relating to 2000 is pro forma. The report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendations. For further information, see page 56.

| | Quarter | | | Jan–Sep | |
|---|---|---|---|---|---|
| | Jul–Sep 2001 | Apr–Jun 2001 | Jul–Sep 2000 | 2001 | 2000 |
| Net turnover, SEK million | 1,593 | 1,742 | 1,696 | 5,175 | 4,895 |
| Operating profit, SEK million | 246 | 319 | 483 | 1,034 | 998 |
| Operating margin, % | 15 | 18 | 28 | 20 | 20 |
| Profit after financial items, SEK million | 217 | 292 | —[1] | 951 | —[1] |
| Earnings per share, SEK | 2.45 | 3.33 | —[1] | 10.83 | —[1] |

1 Historical data not available.

- Downward trend in the market continued.
- Operating profit for the period January–September 2001 was slightly better than in the same period last year.
- Earnings declined by SEK 73 million in the third quarter compared with the previous quarter, mainly due to lower average prices for market pulp, maintenance shutdowns at Gruvön and Karlsborg and costs for the build-up of Billerud and stock-exchange listing (SEK 22 million).
- Return on capital employed, measured as a moving 12-month figure, amounted to 30 per cent (30 per cent for the full year 2000).
- Stock-exchange listing planned for 20 November 2001.
- Earnings for the fourth quarter are expected to be slightly below the level in the third quarter.

### Market

Demand for Billerud's products has been relatively stable during the year with delivery volumes only marginally below the previous year's level. The market for Billerud's packaging paper was strong at the beginning of the year, but has subsequently gradually weakened. Price reductions were implemented in local currencies but this was compensated by the weakening of the Swedish krona.

Demand for market pulp has been low but, due to substantial production curtailments, stocks held by pulp producers fell during the year. The price of long-fibre market pulp fell considerably, from USD 710 per tonne at the beginning of the year to USD 450 per tonne at the end of September. Starting in October, however, some price increases have been effected for market pulp.

Billerud implemented production curtailments due to the demand situation in the first half of the year. The annual maintenance shutdowns took place at Gruvön and Karlsborg in the third quarter, which led to lower production and deliveries.

### Sales and results

#### Third quarter

Net turnover for the period amounted to SEK 1,593 million, a decrease of 9 per cent compared with the second quarter. The lower turnover is explained by lower deliveries, mainly of containerboard, as well as reduced prices for market pulp. Prices for Billerud's paper products, expressed in Swedish kronor, were on average relatively stable. The lower volumes are mainly due to the annual maintenance shutdowns at two mills (Gruvön and Karlsborg) in the third quarter but only in one mill (Skärblacka) in the second quarter.

Operating profit amounted to SEK 246 million, a decline compared with the previous quarter of SEK 73 million or 23 per cent. The reduced prices for market pulp and lower deliveries due to the maintenance shutdowns had a negative impact on earnings. Furthermore, earnings for the quarter were charged with SEK 22 million in non-recurring costs for the build-up of Billerud and the stock-exchange listing.

Comments on the earnings trend for each product area are provided on page 55.

#### January–September

Compared with the first nine months of 2000, net turnover increased by 6 per cent and amounted to SEK 5,175 million. The higher turnover was attributable to higher prices for kraft paper and containerboard and the weakened Swedish krona. This was offset by lower prices for market pulp. In total, deliveries decreased by 3 per cent compared with the same period in 2000.

The operating profit of SEK 1,034 million represents an improvement compared with the first nine months of 2000 of SEK 36 million or 4 per cent. The increase was attributable to the higher average prices for Billerud's paper products. The effect of the higher prices in Swedish kronor was offset, however, by reduced pulp prices and higher variable costs, mainly due to higher wood and chemical prices.

Compared with the previous year, earnings were charged with SEK 32 million in non-recurring costs for the formation of Billerud and the stock-exchange listing. In the previous year, a SEK 25 million repayment of funds was received from SPP. Adjusted for these two items, the earnings improvement, compared with 2000, amounted to SEK 93 million.

Net financial items, amounting to SEK –83 million, related to interest paid at market rates on loans from the company's owners.

The estimated tax charge was SEK –271 million. The tax charge corresponds to a tax rate of just over 28 per cent.

Return on capital employed, calculated on the latest 12-month period, amounted to 30 per cent, compared with 30 per cent for the full year 2000. Return on equity was 35 per cent.

### Foreign exchange exposure

25 per cent of the Group's sales are in Swedish kronor and 75 per cent in foreign currency, primarily EUR, USD and GBP. Most sales in SEK, however, are closely related to market pricing in other currencies, primarily USD. The Group's currency hedging takes these underlying flows into account. The majority of costs are in Swedish kronor. The Group is therefore exposed to exchange rate fluctuations. In order to manage this, Billerud has hedged exchange rates as shown below.

Currency breakdown of the Group's sales in % of turnover, Jan–Sep 2001

| | |
|---|---|
| EUR | 40 |
| SEK | 25 |
| USD | 20 |
| GBP | 5 |
| Others | 10 |
| Total | 100 |

Hedging as % of forecasted underlying net flows for the next 12 months

| Currency | Months 1–3 | Months 4–6 | Months 7–12 | Total | Average rates |
|---|---|---|---|---|---|
| EUR | 100 | 80 | 55 | 70 | 9,58 |
| USD | 100 | 100 | 95 | 95 | 10,56 |
| GBP | 100 | 60 | 50 | 65 | 15,21 |

### Investments, cash flow and financial position

Billerud's capital employed amounted to SEK 4,745 million on 30 September 2001, compared with SEK 4,828 million pro forma on 1 January 2001.

Gross investments amounted to SEK 275 million, while depreciation during the same period amounted to SEK 259 million. Most of the investment amount relates to investment projects started before year-end 2000, primarily an evaporation unit and soda recovery boiler at Gruvön. Investment projects decided after year-end 2000 include replacement of washing filters at Skärblacka.

Cash flow from operating activities amounted to SEK 1,035 million. After net investments (SEK 272 million) the operating cash flow amounted to SEK 763 million. The operating cash flow corresponds to the change in Billerud's net debt. After amortisation of interest-bearing liabilities (SEK 1,356 million) the total cash flow amounted to SEK –593 million. The interest-bearing net debt amounted to SEK 1,841 million on 30 September 2001 compared with SEK 2,604 million pro forma on 1 January 2001.

The Group's net debt/equity ratio at the end of the period was 0.6 compared with 1.2 at the beginning of the year. The positive operating cash flow explains the reduced net debt/equity ratio.

In the third quarter, Billerud concluded a bridge financing agreement with SEB. This means that refinancing of loans from the present owners has been secured. This relief will be implemented in conjunction with the planned stock-exchange listing.

### Personnel

The average number of employees in the first nine months of 2001 amounted to 2,357 compared with 2,486 in the same period a year ago. The average number of employees thus decreased by approximately 130 people.

### Product areas

Net turnover and operating profit, January–September

| SEK million | Net turnover 2001 | Net turnover 2000 | Net turnover % change | Operating profit 2001 | Operating profit 2000 | Operating profit % change |
|---|---|---|---|---|---|---|
| Kraft paper | 2,615 | 2,421 | 8 | 602 | 430 | 40 |
| Containerboard | 1,468 | 1,321 | 11 | 303 | 240 | 26 |
| Market pulp | 1,092 | 1,153 | –5 | 208 | 371 | –44 |
| Other | — | — | — | –79[1] | -43 | –84 |
| Total Group | 5,175 | 4,895 | 6 | 1,034 | 998 | 4 |

1 Includes SEK 32 million in costs for the build-up of Billerud and stock-exchange listing.

### Kraft paper

*Third quarter*

The operating profit for the period was SEK 192 million. Compared with the second quarter of 2001, profit rose by SEK 13 million or 7 per cent, mainly due to lower costs.

*January–September*

Compared with the first nine months of 2000, earnings rose 40 per cent to SEK 602 million. Deliveries fell 9 per cent, which was entirely attributable to sack paper volumes. Deliveries of technical kraft paper were unchanged. These improved earnings are due to higher prices, which consequently more than compensated for the lower deliveries.

### Containerboard

*Third quarter*

Operating profit amounted to SEK 87 million, a decrease of SEK 22 million compared with the previous quarter. This decline is explained by 8 per cent lower deliveries compared with the previous quarter.

*January–September*

Compared with the first nine months of 2000, earnings increased by 26 per cent to SEK 303 million. Prices were higher this year, but the earnings impact of this was limited by higher costs. Deliveries were more or less unchanged.

### Market pulp

*Third quarter*

Operating profit amounted to SEK 19 million, a decrease of SEK 29 million from the level in the second quarter. The main explanation for this result was falling prices although slightly lower deliveries also contributed.

*January–September*

Compared with the same period in 2000, deliveries were 7 per cent higher in the first nine months of this year. Operating profit amounted to SEK 208 million, a decrease of 44 per cent. This decline was mainly due to reduced prices.

### Parent Company

Billerud AB comprises Gruvön, the sales organisation for the Nordic market and markets outside Europe, and head office functions.

In the first nine months of 2001, net turnover amounted to SEK 2,366 million. Profit after financial items amounted to SEK 379 million. Fixed-asset investments, excluding shares, amounted to SEK 150 million. The average number of employees was 1,104. Liquid assets and short-term investments amounted to SEK 99 million.

### Outlook

So far this year market conditions have been mixed. The market for Billerud's paper products was strong at the beginning of the year but has subsequently gradually weakened. At the same time, prices for market pulp have fallen substantially, although some stabilisation occurred in the autumn.

After the end of the period covered by this report, the market continued to weaken. Earnings for the fourth quarter are expected to be slightly lower than the level in the third quarter. The reason is that some price reductions have been implemented for Billerud's paper products.

All financial information relating to 2000 is pro forma. Until 31 December 2000 the paper mill in Gruvön comprised a profit unit within the then Stora Enso Paperboard AB, it did not have an independent balance sheet with its own loan financing, untaxed reserves and shareholders' equity. The Swedish Financial Accounting Standards Council's recommendation on accounting for income tax (RR 9) is applied with effect from 1 January 2001. Against this background, the result is reported in the pro forma profit and loss accounts down to operating profit and since a retroactive recalculation could not be performed with reasonable accuracy, such recalculation has been performed from 1 January 2001. For the same reason, no cash flow statement is reported for the period January–September 2000. With these exceptions, this interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation for interim reports (RR 20).
For information on the accounting principles applied and definitions of key figures, see pages 40 and 34 respectively.

## Billerud Group

### Profit and Loss Account

| SEK million | 3 months July–Sep 2001 | 3 months April–June 2001 | 3 months July–Sep 2000 | 9 months Jan–Sep 2001 | 9 months Jan–Sep 2000 |
|---|---|---|---|---|---|
| Net turnover | 1,593 | 1,742 | 1,696 | 5,175 | 4,895 |
| Other income | 2 | 1 | 16 | 8 | 25 |
| **Operating income** | 1,595 | 1,743 | 1,712 | 5,183 | 4,920 |
| Operating expenses | −1,262 | −1,336 | −1,154 | −3,890 | −3,697 |
| Depreciation | −87 | −88 | −75 | −259 | −225 |
| **Operating expenses** | −1,349 | −1,424 | −1,229 | −4,149 | −3,922 |
| **Operating profit** | 246 | 319 | 483 | 1,034 | 998 |
| Financial items | −29 | −27 | — | −83 | — |
| **Profit after financial items** | 217 | 292 | — | 951 | — |
| Tax | −63 | −83 | — | −271 | — |
| **Net profit for the period** | 154 | 209 | — | 680 | — |
| **Earnings per share** | 2.45 | 3.33 | — | 10.83 | — |

### Balance Sheet

| SEK million | 30 Sep 2001 | Pro forma 1 Jan 2001 |
|---|---|---|
| Fixed assets | 4,270 | 4,257 |
| Stocks | 639 | 633 |
| Accounts receivable | 1,142 | 1,064 |
| Other current assets | 111 | 176 |
| Cash, bank balances and short-term investments | 136 | 729 |
| Total assets | 6,298 | 6,859 |
| Shareholders' equity | 2,904 | 2,224 |
| Interest-bearing provisions | 73 | 102 |
| Non-interest-bearing provisions | 416 | 431 |
| Interest-bearing liabilities | 1,904 | 3,231 |
| Accounts payable | 368 | 508 |
| Other, non-interest-bearing liabilities | 633 | 363 |
| Total shareholders' equity, provisions and liabilities | 6,298 | 6,859 |

### Cash Flow Statement

| SEK million | Jan–Sep 2001 |
|---|---|
| Operating surplus | 1,292 |
| Change in working capital, etc. | −174 |
| Net financial items, taxes, etc. | −83 |
| Cash flow from operating activities | 1,035 |
| Cash flow from investing activities | −272 |
| Operating cash flow | 763 |
| Cash flow from financing activities | −1,356 |
| Total cash flow | −593 |
| Liquid assets at the beginning of the year | 729 |
| Total cash flow | −593 |
| Liquid assets at the end of the period | 136 |

### Specification of change in equity

| SEK million | Jan–Sep 2001 |
|---|---|
| Opening equity | 2,224 |
| Net profit for the period | 680 |
| Closing equity | 2,904 |

## Key Figures

| | Jan–Sep 2001 | Jan–Sep 2000 | Full year 2000 |
|---|---|---|---|
| *Margins* | | | |
| Gross margin, % | 25 | 25 | 25 |
| Operating margin, % | 20 | 20 | 21 |
| *Return* | | | |
| Return on capital employed, % | 30[2] | 28[3] | 30 |
| Return on equity, % | 35[3] | —[1] | —[1] |
| *Capital structure* | | | |
| Capital employed, SEK million | 4,745 | 4,834 | 4,828[4] |
| Shareholders' equity, SEK million | 2,904 | —[1] | 2,224[4] |
| Interest-bearing net debt, SEK million | 1,841 | —[1] | 2,604[4] |
| Net debt/equity ratio, times | 0.6 | —[1] | 1.2[4] |
| Equity ratio, % | 46 | —[1] | 32[4] |
| Earnings per share, SEK[5] | 10.83 | —[1] | 14.40 |
| Gross investments, SEK million | 275 | 527 | 679 |
| Average number of employees | 2,357 | 2,486 | 2,442 |

1 Historical data not available.
2 Moving 12 months.
3 Historical 12-month results not available.
The calculation includes net profit for the period, proportionally adjusted upwards to a full-year value.
4 Pro forma 1 January 2001.
5 Number of shares: 62,740,998.

## Product areas

Quarterly breakdown of net turnover by product area and for the Group

| | 2001 | | | 2000 | | | |
|---|---|---|---|---|---|---|---|
| SEK million | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| Kraft paper | 797 | 847 | 971 | 860 | 830 | 788 | 804 |
| Containerboard | 475 | 511 | 482 | 438 | 448 | 432 | 441 |
| Market pulp | 321 | 384 | 387 | 472 | 418 | 392 | 343 |
| Other and eliminations | — | — | — | — | — | — | — |
| Total Group | 1,593 | 1,742 | 1,840 | 1,770 | 1,696 | 1,612 | 1,588 |

Quarterly breakdown of operating profit by product area and for the Group

| | 2001 | | | 2000 | | | |
|---|---|---|---|---|---|---|---|
| SEK million | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| Kraft paper | 192 | 179 | 231 | 158 | 213 | 123 | 94 |
| Containerboard | 87 | 109 | 107 | 59 | 115 | 61 | 64 |
| Market pulp | 19 | 48 | 141 | 183 | 169 | 120 | 81 |
| Other and eliminations | –52[1] | –17 | –10 | –14 | –14 | –14 | –14 |
| Total Group | 246 | 319 | 469 | 386 | 483 | 290 | 225 |

1 Includes SEK 22 million in costs for the build-up of Billerud and stock-exchange listing.

Quarterly breakdown of operating margin by product area and for the Group

| | 2001 | | | 2000 | | | |
|---|---|---|---|---|---|---|---|
| Per cent | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| Kraft paper | 24 | 21 | 24 | 18 | 26 | 16 | 12 |
| Containerboard | 18 | 21 | 22 | 13 | 26 | 14 | 14 |
| Market pulp | 6 | 12 | 36 | 39 | 40 | 31 | 24 |
| Group | 15 | 18 | 25 | 22 | 28 | 18 | 14 |

Quarterly breakdown of deliveries by product area

| | 2001 | | | 2000 | | | |
|---|---|---|---|---|---|---|---|
| ktonnes | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| Kraft paper | 107 | 109 | 130 | 120 | 125 | 123 | 132 |
| Containerboard | 106 | 115 | 108 | 102 | 102 | 112 | 118 |
| Market pulp | 78 | 81 | 64 | 72 | 70 | 71 | 68 |

# *Statutory accounts Billerud AB*

Billerud's current structure was established in 2001 when Stora Enso's wholly owned subsidiary Stora Enso Paperboard AB, comprising the pulp and paper mills Gruvön and Skoghall, issued shares to AssiDomän in return for shares in the companies that own the Skärblacka and Karlsborg mills. Prior to the transaction, the Skoghall operations were transferred to Stora Enso. Subsequently, AssiDomän and Stora Enso owned Stora Enso Paperboard AB in equal parts and its name was changed to Billerud AB. As a result, the annual reports of Stora Enso Paperboard AB reproduced below constitute Billerud's formal financial accounts for the years 1998–2000.

During this period Billerud AB was a wholly owned subsidiary of Stora Kopparbergs Bergslags AB, which prepared the consolidated accounts for the smaller group. Stora Enso Oyj, based in Helsinki, Finland, prepared the consolidated accounts for the larger group. For this reason, Billerud has not prepared any consolidated accounts for the period in question.

Billerud AB's statutory accounts do not reflect the group's current structure and therefore do not provide an accurate description of the historical financial development of the operations that since 1 January 2001 are conducted by Billerud. In order to illustrate Billerud's development in its current structure during the period 1996 to 2000, pro forma accounts have been prepared. See also the sections *Five-year summary, pro forma, Comments to the pro forma financial accounts* and *Other financial information* on pages 28, 35 and 38.

## *Profit and loss accounts*

| SEK million | Note | 2000 | 1999 | 1998 |
|---|---|---|---|---|
| Net turnover | 1 | 6,270.4 | 5,020.4 | 5,319.8 |
| Change in inventories of finished goods | | 76.1 | –7.7 | –31.9 |
| Capitalised work on Billerud's own account | | 8.2 | 10.6 | 10.2 |
| | | 6,354.7 | 5,023.3 | 5,298.1 |
| Operating expenses | | | | |
| Freight and sales commissions | | –654.9 | –560.0 | –677.8 |
| Raw materials and consumables | | –2,818.4 | –2,209.3 | –2,444.3 |
| Staff costs | 2 | –886.5 | –884.8 | –920.5 |
| Other external costs | 3 | –650.3 | –695.2 | –747.3 |
| Write-downs of fixed assets | 5 | –600.0 | –6.6 | –400.1 |
| Depreciation according to plan | 5 | –536.3 | –549.8 | –531.6 |
| Capital gains/losses | 3 | –2,902.1 | –1.2 | –13.1 |
| | | –9,048.5 | –4,906.9 | –5,734.7 |
| **Operating profit/loss** | | **–2,693.8** | **116.4** | **–436.6** |
| Interest income from Group companies | | 33.9 | 4.2 | 6.1 |
| Other interest income | | 5.9 | 1.3 | 0.2 |
| Interest owed Group companies | | –116.7 | –45.0 | –85.4 |
| Other interest expenses and similar profit/loss items | | –10.6 | –15.0 | –18.4 |
| | | –87.5 | –54.5 | –97.5 |
| **Profit/loss after financial items** | | **–2,781.3** | **61.9** | **–534.1** |
| Appropriations | 5, 12 | 3,835.7 | –433.0 | 34.7 |
| Group contributions | | –916.9 | 419.9 | 431.5 |
| Taxes | 4, 12 | –2.7 | — | –4.2 |
| **Net profit/loss for the year** | | **134.8** | **48.8** | **–72.1** |

# *Balance sheets*

| SEK million | Note | 2000 | 1999 | 1998 |
|---|---|---|---|---|
| ASSETS | | | | |
| Fixed assets | 5 | | | |
| *Tangible fixed assets* | | | | |
| Buildings, land and land improvements | | 299.9 | 655.7 | 676.6 |
| Plant and machinery | | 1,467.4 | 5,921.1 | 6,178.9 |
| Equipment and tools | | 85.2 | 147.9 | 149.3 |
| Construction in progress and advance payments | | 202.1 | 663.1 | 198.8 |
| | | 2,054.6 | 7,387.8 | 7,203.6 |
| *Financial fixed assets* | | | | |
| Participations in Group companies | 6 | — | 1,090.0 | 1,099.1 |
| Receivables from Group companies | 7 | — | 420.0 | 366.9 |
| Participations in other companies | 8 | 0.0 | 3.3 | 3.4 |
| | | 0.0 | 1,513.3 | 1,469.4 |
| Current assets | | | | |
| Inventories, etc. | 9 | 336.6 | 755.6 | 721.1 |
| *Receivables* | | | | |
| Current receivables | | 478.4 | 659.6 | 704.9 |
| Receivables from Group companies | | 577.7 | 1,171.7 | 622.6 |
| Other receivables | | 99.9 | 152.9 | 80.1 |
| Prepaid expenses and accrued income | 10 | 2.8 | 10.8 | 19.8 |
| | | 1,158.8 | 1,995.0 | 1,427.4 |
| Cash and bank balances | | 23.4 | 14.5 | 36.1 |
| **Total assets** | | **3,573.4** | **11,666.2** | **10,857.6** |

| SEK million | Note | 2000 | 1999 | 1998 |
|---|---|---|---|---|
| SHAREHOLDERS' EQUITY AND LIABILITIES | | | | |
| Shareholders' equity | 11 | | | |
| *Restricted equity* | | | | |
| Share capital | | 350.0 | 350.0 | 350.0 |
| Statutory reserve | | 70.0 | 70.0 | 70.0 |
| | | 420.0 | 420.0 | 420.0 |
| *Non-restricted equity* | | | | |
| Profit carried forward | | 6.7 | 2,857.9 | 2,930.0 |
| Net profit/loss for the year | | 134.8 | 48.8 | –72.1 |
| | | 141.5 | 2,906.7 | 2,857.9 |
| **Total shareholders' equity** | | **561.5** | **3,326.7** | **3,277.9** |
| **Untaxed reserves** | 12 | **966.9** | **4,802.6** | **4,369.6** |
| *Provisions* | | | | |
| Provisions for pensions | 13 | 66.1 | 370.9 | 341.7 |
| Other provisions | 14 | 50.0 | 88.1 | 33.6 |
| **Total provisions** | | **116.1** | **459.0** | **375.3** |
| *Liabilities* | 15 | | | |
| Accounts payable | | 148.8 | 186.2 | 201.6 |
| Liabilities to Group companies | | 1,554.1 | 2,503.4 | 2,226.9 |
| Income tax liability | | — | — | 4.3 |
| Other liabilities | | 52.1 | 285.4 | 145.0 |
| Accrued expenses and deferred income | 16 | 173.9 | 102.9 | 257.0 |
| **Total liabilities** | | **1,928.9** | **3,077.9** | **2,834.8** |
| **Total shareholders' equity and liabilities** | | **3,573.4** | **11,666.2** | **10,857.6** |
| Assets pledged | 17 | None | None | None |
| Contingent liabilities | 17 | 10.3 | 10.3 | 10.8 |

# *Cash flow statements*

| SEK million | 2000 | 1999 | 1998 |
|---|---|---|---|
| Operating activities | | | |
| Profit after financial items | –2,781.3 | 61.9 | –534.1 |
| Adjustments for non-cash items, etc | 4,051.8 | 645.7 | 960.8 |
| | 1,270.5 | 707.6 | 426.7 |
| Tax paid | –2.7 | –4.3 | — |
| Cash flow from operating activities before change in working capital | 1,267.8 | 703.3 | 426.7 |
| Cash flow from change in working capital | | | |
| Increase (–)/decrease (+) in inventories | –33.8 | –34.5 | 38.6 |
| Increase (–)/decrease (+) in operating receivables | –98.8 | –128.3 | –1.9 |
| Increase (+)/decrease (–) in operating liabilities | 35.9 | 87.2 | –68.9 |
| **Cash flow from operating activities** | **1,171.1** | **627.7** | **394.5** |
| Investing activities | | | |
| Disposal of operating area | –509.7 | — | — |
| Acquisition of tangible fixed assets | –496.2 | –744.0 | –679.0 |
| Disposal of tangible fixed assets | 1.8 | 2.4 | 7.6 |
| Change in other receivables | 1,191.9 | –53.0 | — |
| Disposal of financial assets (shares) | 989.1 | — | 3.4 |
| ***Cash flow from investing activities*** | **1,176.9** | **–794.6** | **–668.0** |
| Financing activities | | | |
| Group contributions received | 420.0 | — | — |
| Change in other liabilities | –2,403.0 | — | — |
| Amortisation of loans | — | –107.7 | –851.3 |
| Settlement of Group contribution receivables | — | 441.0 | 1,111.0 |
| **Cash flow from financing activities** | **–1,983.0** | **333.3** | **259.7** |
| **Cash flow for the year** | **365.0** | **166.4** | **–13.8** |
| **Liquid assets, opening balance** | **204.1** | **37.7** | **51.5** |
| **Liquid assets, closing balance** | **569.1** | **204.1** | **37.7** |

## *Supplemental information to the cash flow statements*

| SEK million | 2000 | 1999 | 1998 |
|---|---|---|---|
| Interest paid and dividends received | | | |
| Interest received | 33.6 | 3.6 | 4.7 |
| Interest paid | –94.2 | –54.6 | –93.8 |
| | –60.6 | –51.0 | –89.1 |
| Adjustments for non-cash items, etc. | | | |
| Depreciation and write-down of assets | 1,157.5 | 556.4 | 931.7 |
| Unrealised exchange rate differences | –6.4 | –4.7 | –5.9 |
| Capital gain on disposal of fixed assets | 2,902.1 | 1.2 | 13.1 |
| Capital gain on disposal of operations/subsidiary | — | 9.1 | — |
| Provisions for pensions | 15.9 | 29.2 | 10.4 |
| Other provisions | –17.3 | 54.5 | 11.5 |
| | 4,051.8 | 645.7 | 960.8 |
| Disposal of operating area | | | |
| Fixed assets | 1,872.4 | — | — |
| Other assets excl. cash, bank balances and Group accounts | | | |
| Working capital assets | 952.1 | — | — |
| Other assets | 412.9 | — | — |
| Liabilities | | | |
| Working capital liabilities | –419.0 | — | — |
| Pension liabilities | –320.7 | — | — |
| Other provisions | –20.8 | — | — |
| Other liabilities | –2,181.5 | — | — |
| Subtotal | 295.4 | — | — |
| Receivables regarding transferred net assets | –805.1 | — | — |
| Effect on cash, bank balances and Group accounts | –509.7 | — | — |
| Liquid assets | | | |
| The following components are included in liquid assets: | | | |
| Cash and bank balances | 23.4 | 14.5 | 36.1 |
| Group accounts | 545.7 | 189.6 | 1.6 |
| | 569.1 | 204.1 | 37.7 |

### Supplemental information

### Group information

Until 31 December 2000 Billerud AB was a wholly owned subsidiary of Stora Kopparbergs Bergslags AB, registered in the municipality of Falun (reg. no. 556002-2096), which prepared the consolidated accounts for the smaller group. Stora Enso Oyj (business reg. 676.550), based in Helsinki, Finland, prepared the consolidated accounts for the larger group.

The foreign parent company's consolidated accounts are available from Stora Enso Oyj, Kanavaranta 1, FIN-00160 Helsinki, Finland.

Purchases from Group companies amounted to SEK 1,619.7 million (1999: 1,802.5; 1998: 2,142.2). The resale price method is applied to internal deliveries.

### Accounting and valuation principles

*General accounting principles*
The annual report is prepared in accordance with the Annual Account Act from 1995. The Company has followed the recommendations of the Swedish Financial Accounting Standards Council.

*Group accounts*
The Company is affiliated with a Group account system. Balances in Group accounts and utilisation of Group overdraft facilities are reported as receivables of Group companies or liabilities to Group companies.

### Valuation principles

*Receivables and liabilities in foreign currency*
Receivables and liabilities in foreign currency have been valued at the closing day rate or, to the extent forward contracts are used as a hedge, at the forward rate.

*Valuation of inventories*
Inventories are valued at the lower of the acquisition/production cost or net realisable value. Acquisition/production cost is determined using the first in, first out principle (FIFO). Obsolescence has been taken into account.

*Depreciation of fixed assets*
Depreciation according to plan is based on the acquisition cost and estimated remaining useful economic life of the assets. The following depreciation rates are applied:

| | |
|---|---|
| Residential, office and laboratory buildings | 3% |
| Industrial buildings, land improvements and heavy machinery | 5% |
| Spare parts | 5% |
| Light machinery and equipment | 10% |
| Computer equipment | 25% |
| Motor vehicles | 25% |

Book depreciation is calculated according to Swedish law and complies with the maximum allowable depreciation for tax purposes. The difference between depreciation according to plan and book depreciation is posted in the profit and loss account among appropriations. Accumulated accelerated depreciation is posted in the balance sheet among untaxed reserves.

*Capitalised work on Billerud's own account*
Capitalised costs refer exclusively to the time devoted by Billerud's own staff to major investment projects.

## Note 1 Net turnover by market

Of the Company's net turnover, sales to other companies in the Stora Enso Group accounted for SEK 286.3 million (1999: 275.1; 1998: 262.0). External net turnover amounted to SEK 5,984.1 million (1999: 4,745.3; 1998: 5,057.8) and is distributed among Billerud's various markets as follows.

| SEK million | 2000 | % of total | 1999 | % of total | 1998 | % of total |
|---|---|---|---|---|---|---|
| Sweden | 975.9 | 16.3 | 992.6 | 20.9 | 1,051.0 | 20.8 |
| Other EU countries | 3,173.9 | 53.1 | 2,572.9 | 54.2 | 2,936.5 | 58.1 |
| Rest of Europe | 690.7 | 11.5 | 649.9 | 13.7 | 595.6 | 11.8 |
| Total, Europe | 4,840.5 | 80.9 | 4,215.4 | 88.8 | 4,583.1 | 90.7 |
| USA and Canada | 151.1 | 2.5 | 9.3 | 0.2 | 5.6 | 0.1 |
| Other markets | 992.5 | 16.6 | 520.6 | 11.0 | 469.1 | 9.2 |
| **Total** | **5,984.1** | **100.0** | **4,745.3** | **100.0** | **5,057.8** | **100.0** |

## Note 2 Personnel and staff costs

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| Average number of employees | | | |
| Number of employees | 2,151 | 2,163 | 2,214 |
| of whom women | 466 | 443 | 454 |
| Locations | 3 | 3 | 3 |
| **Staff costs (SEK million)** | | | |
| *Salaries and other remuneration* | | | |
| Board members and CEO | 1.4 | 1.4 | 6.0 |
| Other employees | 629.9 | 622.3 | 628.6 |
| Total salaries and other remuneration | 631.3 | 623.7 | 634.6 |
| *Social security costs* | | | |
| Contractual pensions to Board members and CEO | 0.1 | 0.1 | 2.5 |
| Other contractual pensions | 34.5 | 54.8 | 36.6 |
| Other social security costs | 220.6 | 206.2 | 213.7 |
| Total social security costs | 255.2 | 261.1 | 252.8 |
| Other staff costs | — | — | 33.1 |
| **Total staff costs** | **886.5** | **884.8** | **920.5** |

The Company has no commitments to Board members and the CEO other than pension commitments (Note 13) and customary severance pay for the CEO.

The following list provides a distribution of the number of employees in Sweden by municipality and location.

| Municipality/Location in Sweden | 2000 | 1999 | 1998 |
|---|---|---|---|
| Hammarö | | | |
| Skoghall mill | 968 | 949 | 977 |
| Head office | — | 28 | 35 |
| Total | 968 | 977 | 1,012 |
| Grums | | | |
| *Gruvön mill* | 1,181 | 1,184 | 1,199 |
| Säffle | | | |
| Office | 2 | 2 | 2 |
| Mölndal | — | — | 1 |
| **Total** | **2,151** | **2,163** | **2,214** |

## Note 3 Other external costs and capital gains/losses

| SEK million | 2000 | 1999 | 1998 |
|---|---|---|---|
| Capital gains/losses on sales and disposals of machinery and equipment, etc. | −2,892.6[1] | −1.2 | −13.1 |
| Buildings and land | −8.6[1] | — | — |
| Shares and participations | −0.9[2] | — | — |
| **Total other external costs and capital gains/losses** | **−2,902.1** | **−1.2** | **−13.1** |

Of the reported expenses for the auditing firm of KPMG, SEK 0.6 million (1999: 0.6) refers to auditing and SEK 0.3 million (1999: 0.3) to other assignments.

1 Refers to the transfer of fixed assets at the Skoghall mill to the company Stora Enso Skoghall AB.
2 Shares and participations have been transferred largely to the parent company, Stora Kopparbergs Bergslags AB.

## Note 4 Taxes

The tax charge for the year, SEK −2.7 million, relates to the tax year 1999 (tax 2000).
The deferred tax revenue accrued to 2000 results has been estimated at SEK 1,052.1 million. The deferred tax charge accrued to 1999 results has been estimated at SEK −139.2 million (24.9).

## Note 5 Property, plant and equipment

### Tangible fixed assets

| SEK million | Buildings and land | Plant and machinery | Equipment and tools | Construction in progress and advance payments | Total |
|---|---|---|---|---|---|
| **Acquisition values** | | | | | |
| Opening balance 1 Jan. 1998 | 1,020.8 | 9,859.5 | 368.2 | 87.0 | 11,335.5 |
| Investments | 63.3 | 440.3 | 46.2 | 129.2 | 679.0 |
| Reclassifications | 0.8 | 15.4 | 1.2 | −17.4 | 0.0 |
| Sales and disposals | −2.2 | −44.2 | −5.1 | | −51.5 |
| Closing balance 31 Dec. 1998 | 1,082.7 | 10,271.0 | 410.5 | 198.8 | 11,963.0 |
| **Accumulated depreciation according to plan** | | | | | |
| Opening balance 1 Jan. 1998 | 362.6 | 3,271.4 | 224.7 | — | 3,858.7 |
| Write-downs of fixed assets | — | 400.1 | — | — | 400.1 |
| Depreciation according to plan | 43.6 | 447.0 | −41.0 | — | 531.6 |
| Sales and disposals | −0.1 | −26.4 | −4.5 | — | −31.0 |
| Closing balance 31 Dec. 1998 | 406.1 | 4,092.1 | 261.2 | — | 4,759.4 |
| **Value according to balance sheet 31 Dec. 1998** | **676.6** | **6,178.9** | **149.3** | **198.8** | **7,203.6** |
| **Accumulated accelerated depreciation** | | | | | |
| Opening balance 1 Jan. 1998 | 198.7 | 4,066.0 | — | — | 4,264.7 |
| Depreciation | −60.1 | 70.2 | — | — | 10.1 |
| Closing balance 31 Dec. 1998 | 138.6 | 4,136.2 | — | — | 4,274.8 |
| Book value 31 Dec. 1998 | 538.0 | 2,042.7 | 149.3 | 198.8 | 2,928.8 |
| **Acquisition values** | | | | | |
| Opening balance 1 Jan. 1999 | 1,082.7 | 10,271.0 | 410.5 | 198.8 | 11,963.0 |
| Investments | 24.3 | 191.1 | 46.7 | 481.9 | 744.0 |
| Reclassifications | 0.4 | 8.7 | 1.9 | −11.0 | 0.0 |
| Sales and disposals write-downs | — | −5.4 | −8.7 | −6.6 | −20.7 |
| Closing balance 31 Dec. 1999 | 1,107.4 | 10,465.4 | 450.4 | 663.1 | 12,686.3 |

| SEK million | Buildings and land | Plant and machinery | Equipment and tools | Construction in progress and advance payments | Total |
|---|---|---|---|---|---|
| Accumulated depreciation according to plan | | | | | |
| Opening balance 1 Jan. 1999 | 406.1 | 4,092.1 | 261.2 | — | 4,759.4 |
| Depreciation according to plan | 45.6 | 456.5 | 47.7 | — | 549.8 |
| Sales and disposals | — | –4.3 | –6.4 | — | –10.7 |
| Closing balance 31 Dec. 1999 | 451.7 | 4,544.3 | 302.5 | — | 5,298.5 |
| **Value according to balance sheet 31 Dec. 1999** | **655.7** | **5,921.1** | **147.9** | **663.1** | **7,387.8** |
| *Accumulated accelerated depreciation* | | | | | |
| Opening balance 1 Jan. 1999 | 138.6 | 4,136.2 | — | — | 4,274.8 |
| Depreciation | –9.8 | 487.7 | — | — | 477.9 |
| Closing balance 31 Dec. 1999 | 128.8 | 4,623.9 | — | — | 4,752.7 |
| Book value 31 Dec. 1999 | 526.9 | 1,297.2 | 147.9 | 663.1 | 2,635.1 |
| Acquisition values | | | | | |
| Opening balance 1 Jan. 2000 | 1,107.4 | 10,465.4 | 450.4 | 663.1 | 12,686.3 |
| Investments | 48.4 | 243.2 | 32.2 | 172.4 | 496.2 |
| Reclassifications | 80.7 | 541.7 | 0.8 | –623.2 | 0.0 |
| Sales to Group companies | –687.8 | –6,505.5 | –221.5 | –10.2 | –7,425.0 |
| Other sales and disposals | –4.5 | –43.0 | –7.3 | — | –54.8 |
| Other changes | — | –929.5 | 7.4 | — | –922.1 |
| Closing balance 31 Dec. 2000 | 544.2 | 3,772.3 | 262.0 | 202.1 | 4,780.6 |
| Accumulated depreciation according to plan | | | | | |
| Opening balance 1 Jan. 2000 | 451.7 | 4,544.3 | 302.5 | — | 5,298.5 |
| Depreciation according to plan | 48.6 | 442.8 | 44.9 | — | 536.3 |
| Write-downs | — | 600.0 | — | — | 600.0 |
| Sales to Group companies | –252.6 | –2,331.4 | –170.8 | — | –2,754.8 |
| Other sales and disposals | –3.4 | –22.4 | –6.0 | — | –31.8 |
| Other changes | — | –928.4 | 6.2 | — | –922.2 |
| Closing balance 31 Dec. 2000 | 244.3 | 2,304.9 | 176.8 | — | 2,726.0 |
| **Value according to balance sheet 31 Dec. 2000** | **299.9** | **1,467.4** | **85.2** | **202.1** | **2,054.6** |
| Accumulated accelerated depreciation | | | | | |
| Opening balance 1 Jan. 2000 | 128.8 | 4,623.9 | — | — | 4,752.7 |
| Depreciation | –110.4 | –3,675.4 | — | — | –3,785.8 |
| Closing balance 31 Dec. 2000 | 18.4 | 948.5 | — | — | 966.9 |
| Book value 31 Dec. 2000 | 281.5 | 518.9 | 85.2 | 202.1 | 1,087.7 |

The tax assessment value of buildings and mark amounts to SEK 516.0 million (1999: 1,455.0; 1998: 1,462.7). Tax assessment value includes assets posted in the balance sheet under machinery and equipment.

*Operational leases*
Leasing fees amounted to SEK 8.0 million in 2000 (1999: 15.9; 1998: 13.0). Future contractual leasing fees amount to SEK 32.0 million (1999: 56.1; 1998: 72.1).

## Note 6 Participations in Group companies

The participations in the former subsidiaries Stora Enso Fors AB, Oppboga AB and Stora Enso Skoghall AB (formerly Stora Paperboard Scandinavia AB) have been transferred to Stora Kopparbergs Bergslags AB, while Stora Enso Billerud AB has been transferred to Stora Enso Skoghall AB.

## Note 7 Receivables from Group companies

| SEK million | 2000 | 1999 | 1998 |
|---|---|---|---|
| Acquisition values | | | |
| Opening balance | 420.0 | 366.9 | 370.4 |
| Additional receivables | — | 53.1 | — |
| Settlements | –420.0 | — | –3.5 |
| **Closing balance** | **—** | **420.0** | **366.9** |

## Note 8 Participations in other companies

| Name | Reg. No. | Registered office/ country | % of capital | No. of shares | Nominal value | Book value |
|---|---|---|---|---|---|---|
| Scankraft Paper AB | 556459-7572 | Sweden | 12.5 | 125 | 12,500 | 0.0 |

## Note 9 Inventories, etc.

| SEK million | 2000 | 1999 | 1998 |
|---|---|---|---|
| Raw material | 51.8 | 135.8 | 123.8 |
| Consumables | 72.5 | 117.4 | 92.6 |
| Finished goods | 212.3 | 502.4 | 504.7 |
| **Total** | **336.6** | **755.6** | **721.1** |

## Note 10 Prepaid expenses and accrued income

There were no single items of significant amount in 2000. The large part of the amounts in 1999 and 1998, SEK 7.0 and 9.0 million, respectively, consisted of accrued rental income and prepaid insurance premiums.

## Note 11 Shareholders' equity

| SEK million | Restricted equity: Share capital | Restricted equity: Statutory reserve | Non-restricted equity: Profit carried forward | Non-restricted equity: Net profit for the year | Total |
|---|---|---|---|---|---|
| Opening balance 1 Jan. 1998 | 350.0 | 70.0 | 3,078.9 | –148.9 | 3,350.0 |
| Net loss for the year | | | | –72.1 | –72.1 |
| Profit appropriation according to decision of AGM | | | –148.9 | 148.9 | 0.0 |
| **Closing balance 31 Dec. 1998** | **350.0** | **70.0** | **2,930.0** | **–72.1** | **3,277.9** |
| Opening balance 1 Jan. 1999 | 350.0 | 70.0 | 2,930.0 | –72.1 | 3,277.9 |
| Net profit for the year | | | | 48.8 | 48.8 |
| *Profit appropriation according to decision of AGM* | | | –72.1 | 72.1 | 0.0 |
| **Closing balance 31 Dec. 1999** | **350.0** | **70.0** | **2,857.9** | **48.8** | **3,326.7** |
| Opening balance 1 Jan. 2000 | 350.0 | 70.0 | 2,857.9 | 48.8 | 3,326.7 |
| Net profit for the year | | | | 134.8 | 134.8 |
| Profit appropriation according to decision of AGM | | | 48.8 | –48.8 | 0.0 |
| Dividend to parent company | | | –2,900.0 | | –2,900.0 |
| **Closing balance 31 Dec. 2000** | **350.0** | **70.0** | **6.7** | **134.8** | **561.5** |

The share capital consists of 3,500,000 shares, each with a nominal value of SEK 100.

## Note 12 Appropriations and untaxed reserves

### Appropriations for the year

| SEK million | 2000 | 1999 | 1998 |
|---|---|---|---|
| Difference between book depreciation and depreciation according to plan | 3,785.8 | –477.9 | –10.1 |
| Reversal of capital-based reserve | 44.9 | 44.9 | 44.8 |
| Utilisation of tax equalisation reserve | 5.0 | — | — |
| **Total** | **3,835.7** | **–433.0** | **34.7** |

### Untaxed reserves

| SEK million | Tax equalisation reserve | Accumulated accelerated deprecation | Capital-based reserve | Total |
|---|---|---|---|---|
| Opening balance 1 Jan. 1998 | 5.0 | 4,264.7 | 134.5 | 4,404.3 |
| Appropriations for the year | | 10.1 | -44.8 | -34.8 |
| **Closing balance 31 Dec. 1998** | **5.0** | **4,274.8** | **89.8** | **4,369.5** |
| Opening balance 1 Jan. 1999 | 5.0 | 4,274.8 | 89.8 | 4,369.5 |
| Appropriations for the year | | 477.9 | -44.9 | 433.0 |
| **Closing balance 31 Dec. 1999** | **5.0** | **4,752.7** | **44.9** | **4,802.6** |
| Opening balance 1 Jan. 2000 | 5.0 | 4,752.7 | 44.9 | 4,802.6 |
| Appropriations for the year | -5.0 | -3,785.8 | -44.9 | -3,835.7 |
| **Closing balance 31 Dec. 2000** | **0.0** | **966.9** | **0.0** | **966.9** |

The capital-based reserve relates to the tax year 1996.

The deferred tax liability has been estimated at SEK 256.7 million (1999: 1,308.8; 1998: 1,171.6) and relates primarily to the Company's untaxed reserves.

## Note 13 Provisions for pensions

The PRI liability amounts to SEK 66.1 million after commitments corresponding to SEK 301.1 million were taken over by Stora Enso Skoghall AB. At the beginning of the year the total PRI liability amounted to SEK 345.9 million (338.4).

Interest has been calculated at 4.2 per cent (1999: 3.6, 1998: 4.9) of the year's average liability. The PRI liabilities are insured via FPG/PRI.

The PRI liability includes a provision for Board members and the CEO of SEK 0.0 million (1999: 6.8, 1998: 5.6).

## Note 14 Other provisions

| SEK million | 2000 | 1999 | 1998 |
|---|---|---|---|
| Provision for forthcoming restructuring | 50.0 | 59.5 | — |
| Provision for excise duties, etc. | — | 5.6 | 9.0 |
| Provision for plant restoration | — | 23.0 | — |
| Provision for guarantee costs | — | — | 24.6 |
| **Total** | **50.0** | **88.1** | **33.6** |

## Note 15 Liabilities

The maturity structure for liabilities is indicated in the following table.

| SEK million | Within 1 year | 1–5 years | More than 5 years | Total |
|---|---|---|---|---|
| Accounts payable | 148.8 | — | — | 148.8 |
| Liabilities to Group companies | 1,554.1 | — | — | 1,554.1 |
| Other liabilities | 52.1 | — | — | 52.1 |
| Accrued expenses and deferred income | 173.9 | — | — | 173.9 |
| **Total** | **1,928.9** | **—** | **—** | **1,928.9** |

## Note 16 Accrued expenses and deferred income

The large part of the amount consists of personnel-related liabilities, including social security costs of SEK 96.1 million (1999: 22.0, 1998: 168.6), excise duties of SEK 17.3 million (1999: 11.3, 1998: –) and provisions for delivery charges of SEK 46.6 million (1999: 47.8, 1998: 39.4).

## Note 17 Assets pledged

| Assets pledged | 2000 | 1999 | 1998 |
|---|---|---|---|
| Property mortgages | None | None | None |
| Other pledges | None | None | None |

| Contingent liabilities, SEK million | | | |
|---|---|---|---|
| Guarantees | 7.5 | 7.2 | 7.2 |
| Sureties | 2.8 | 3.1 | 3.6 |
| **Total** | **10.3** | **10.3** | **10.8** |

# *Auditors' report*

*In our capacity of auditors of Billerud AB (publ), we have examined these listing particulars.* Our examination was made in accordance with the recommendation issued by FAR*. Accordingly, the forward-looking information contained in the listing particulars has been examined only to a limited extent.

The pro forma financial statements contained in the listing particulars on pages 28–34 have been prepared in accordance with the assumptions indicated on pages 28, 29, 40 and 41. The information from the annual reports for the years 1996–2000, the interim financial statements for the period ended 30 September 2000 and the interim report for the period 1 January–30 September 2001 has been correctly reproduced. The annual reports for the years 1996–2000 for Billerud Skärblacka AB (formerly AssiDomän Skärblacka AB), Billerud Karlsborg AB (formerly AssiDomän Karlsborg AB) and Billerud AB (formerly Stora Enso Paperboard AB) have been audited by authorised public accountants from KPMG[1] without any qualifications in the auditors' reports.

We have reviewed the interim report for the period 1 January–30 September 2001. In our review nothing has come to our attention, indicating that the interim report does not satisfy the requirement of the Swedish Annual Accounts Act.

Nothing has come to our attention which would indicate that the listing particulars do not meet the requirements of the Swedish Securities and Clearing Act and the regulations issued by the Stockholm Stock Exchange (Stockholmsbörsen) based on said Act.

Stockholm, 31 October 2001

**Caj Nackstad**
Authorised Public Accountant
KPMG

**Owe Wallinder**
Authorised Public Accountant
KPMG

1 Billerud AB (formerly Stora Enso Paperboard AB)
1996–1998: KPMG with Authorised Public Accountant Caj Nackstad as auditor in charge
1999–2000: KPMG with Authorised Public Accountant Göran Blomquist as auditor in charge

Billerud Karlsborg AB (formerly AssiDomän Karlsborg AB)
1996–2000: Authorised Public Accountant Lars Eklund and Authorised Public Accountant Anders Åström

Billerud Skärblacka AB (formerly AssiDomän Skärblacka AB)
1996–1999: Authorised Public Accountant Lars Eklund and Authorised Public Accountant Hans Åkervall
2000: Authorised Public Accountant Owe Wallinder and Authorised Public Accountant Hans Åkervall

* *Swedish Institute of Authorised Public Accountants.*

# *United States tax considerations*

The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the receipt of the shares in Billerud (the "Billerud Shares") by holders of shares in AssiDomän (the "AssiDomän Shares") and the ownership and disposition of the Billerud Shares. This summary addresses only the U.S. federal income tax considerations of U.S. Holders (defined below) that hold AssiDomän Shares as capital assets and will hold Billerud Shares as capital assets and does not address aspects of U.S. federal income tax that may be applicable to non-U.S. Holders or U.S. Holders that are subject to special tax rules, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, dealers or traders in securities or currencies, persons that have a "functional currency" other than the U.S. dollar, persons who hold shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for U.S. federal income tax purposes. In addition, this summary does not address special rules applicable to U.S. Holders who own, directly, indirectly or by attribution, 10% or more of the total equity of AssiDomän or Billerud. This summary is based on the tax laws of the United States as in effect and available on the date hereof, all of which are subject to change (possibly with retroactive effect). AssiDomän believes, and the following discussion assumes, that it is not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes.

For purposes of this discussion, a "U.S. Holder" is (i) a citizen or resident of the United States; (ii) a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust subject to primary supervision by a U.S. court and control by U.S. persons or a trust which made a valid election to be treated as a U.S. person. Taxation of a partner in a partnership that holds shares will generally depend on the status of the partner and the activities of the partnership.

Each prospective holder should consult his own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Billerud Shares.

### Distribution of Billerud Shares

It is expected that the contemplated distribution of Billerud Shares is generally taxable to a U.S. Holder under the U.S. tax rules. If so, such U.S. Holder receiving Billerud Shares will generally be required to include the fair market value of the Billerud Shares received, plus any cash received in lieu of fractional shares, as dividend income to the extent of AssiDomän's current and accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution exceeds AssiDomän's current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in the AssiDomän Shares and thereafter as capital gain. The amount of such dividend will be equal to the U.S. dollar value of the fair market value of the Billerud Shares, plus any cash received in lieu of fractional shares, on the date such amount is includible in the income of the U.S. Holder. U.S. Holders are urged to consult their individual advisors as to the proper treatment of the distribution of the Billerud Shares for U.S. federal income tax purposes.

### Dividends on Billerud Shares

A U.S. Holder must include in gross income the gross amount of any dividend paid (before reduction for Swedish withholding taxes) by Billerud out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) as ordinary income when the dividend is received by the U.S. Holder. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution included in income of a U.S. Holder will be the U.S. dollar value of the payment (if paid in foreign currency, determined at the spot rate on the date such dividend is includible in the income of the U.S. Holder and regardless of whether the payment is in fact converted into U.S. dollars). If dividends are paid in foreign currency, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will generally be treated as ordinary income or loss.

Subject to certain limitations, the Swedish tax withheld in accordance with the income tax treaty between the United States and Sweden (the "Income Tax Treaty") and paid over to Sweden will be creditable against the U.S. Holder's U.S. federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of Sweden or under the Income Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder's U.S. federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, and generally will be treated as "passive income" (or, in the case of certain holders, "financial services income").

### Gains from Dispositions of Billerud Shares

A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on a sale or disposition of Billerud Shares and the U.S. Holder's tax basis (determined in U.S. dollars) in such shares. Assuming the receipt of Billerud Shares is taxable to U.S. Holders, U.S. Holders will have tax basis in Billerud Shares equal to the U.S. dollar value of the fair market value of such shares on the distribution date. Generally, such gain or loss will be capital gain or loss, qualifying for reduced tax rates depending on the U.S. Holder's holding period for such shares, and any such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes (subject to certain limitations).

### PFIC Rules

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of its gross income for the taxable year is passive income, or (ii) on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis), 50% or more of its assets produce, or are held for the production of, passive income. If Billerud were a PFIC for any taxable year, U.S. Holders would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income rates on "excess distributions" from a PFIC, which is defined to include gain on a sale or other disposition of shares in a PFIC; or (ii) so long as the shares in a PFIC are "regularly traded" on a "qualifying exchange," elect to recognize as ordinary income each such year the excess in the fair market value, if any, of the shares in such PFIC at the end of the taxable year over such holder's adjusted basis in such shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such shares.

### Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to the distribution of Billerud shares and payments of dividends on or proceeds of sale or redemption of such shares to certain non-corporate holders. In particular, a payor may be required to apply backup withholding to any payments of dividends on, or proceeds from the sale of, shares to a holder (other than an exempt recipient such as a corporation) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with or establish an exemption from, such backup withholding tax requirements. However, distributions from sources outside the United States paid outside the United States by a non-U.S. payor or a non-U.S. middleman will generally not be subject to the information reporting or backup withholding requirements.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO OWNERSHIP OF SHARES. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

# Glossary

| | |
|---|---|
| **CTMP, Chemi Thermo Mechanical Pulp** | Pulp made by refining chemically pre-treated, pre-steamed woodchips. |
| **Fluting** | The rippled middle layer in corrugated board. |
| **Grammage** | The weight of a square metre of paper, measured in grams per square metre ($g/m^2$). |
| **ISO 14001** | An international environmental management system for structuring and conducting environmental work that ensures continuous improvements. |
| **Lignin** | Wood substance that makes up about 20–30 per cent of wood's chemical content; lignin serves as a binding agent between fibres. |
| **Liner** | The surface layer of corrugated board. |
| **Liquid packaging board** | Used in packaging for liquid foods and other liquids. Plastic-coated for fresh beverages and often laminated for beverages with long shelf lives. Used in all major packaging systems. |
| **Market pulp** | Pulp sold in an unprocessed form. |
| **Mechanical pulp** | Produced from barked wood pressed with water against grindstones or chopped into chips and ground in refineries, at which point the wood fibres separate and form a pulp. |
| **MF paper** | Machine finished, uncoated paper produced from chemical pulp. Used for paper bags, carrier bags, wrapping paper, etc. |
| **MG paper** | Mono-glazed paper often produced from sulphate pulp. Used for paper bags, wrapping paper, flexible packaging, special products, etc. |
| **NBSK, Northern Bleached Softwood Kraft** | Bleached long-fibre sulphate pulp from Northern Europe and Canada. |
| **Porosity** | A paper's ability to allow air to pass through. |
| **Release liner** | Special paper, often with several coatings. Used as backing for self-adhesive material. |
| **Runability** | Ability of paper to run consistently through a paper machine. |
| **Sack paper** | Paper used to manufacture bags and sacks, made of sulphate pulp and noted for its high stability. |
| **Semi-chemical pulp** | Pulp where the fibres are released through a combination of chemical and mechanical processing (beating). |
| **Sulphate pulp/chemical pulp** | Chemical pulp produced by cooking wood in a solution of caustic soda and sodium sulphite. |
| **WTL, White Top Liner** | WTL has a liner of bleached pulp over a layer of unbleached pulp and is used mainly as the surface layer in corrugated board. |

BILLERUD

**Billerud AB (publ)**
Box 703, SE-169 27 Solna, Sweden
Visiting address: Gustav III:s boulevard 18, Solna
Phone: +46 8 553 335 00, Fax: +46 8 553 335 80, www.billerud.com

**Billerud Gruvön**
Box 500
SE-664 28 Grums, Sweden
Phone: +46 555 410 00

**Billerud Karlsborg**
SE-952 83 Karlsborgverken
Sweden
Phone: +46 923 660 00

**Billerud Skärblacka**
SE-617 10 Skärblacka
Sweden
Phone: +46 11 24 53 00